EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended March 31, 2026 compared to three months ended March 31, 2025

During the three months ended March 31, 2026, Danaos had an average of 75.0 container vessels and 10.1 drybulk vessels compared to 73.7 container vessels and 10.0 drybulk vessels during the three months ended March 31, 2025. Our container vessels utilization for the three months ended March 31, 2026 was 97.7% compared to 97.2% in the three months ended March 31, 2025. Our drybulk vessels utilization for the three months ended March 31, 2026 was 82.0% compared to 92.4% in the three months ended March 31, 2025.

Operating Revenues

Operating revenues increased by $0.4 million, to $253.7 million in the three months ended March 31, 2026 from $253.3 million in the three months ended March 31, 2025.

Operating revenues of our container vessels segment decreased by 2.8%, or $6.6 million, to $229.6 million in the three months ended March 31, 2026, compared to $236.2 million in the three months ended March 31, 2025, analyzed as follows:

•	$7.2 million decrease in revenues due to non-cash revenue recognition in accordance with US GAAP;
•	$6.9 million decrease in revenues as a result of lower charter rates between the two periods;

partially off-set by:

•	$3.9 million increase in revenues as a result of newbuilding containership vessel additions;
•	$3.6 million increase in revenues as a result of improved fleet utilization between the two periods.

Operating revenues of our drybulk vessels segment increased by 40.9%, or $7.0 million, to $24.1 million in the three months ended March 31, 2026, compared to $17.1 million of revenues in the three months ended March 31, 2025. The increase was primarily driven by a significant improvement in Time Charter Equivalent rate per day, which increased to $24,825 per day in the three months ended March 31, 2026, from $10,513 per day in the three months ended March 31, 2025. This improvement was partially offset by a lower fleet utilization rate of 82.0% in the three months ended March 31, 2026 compared to 92.4% in the three months ended March 31, 2025.

Voyage Expenses

Voyage expenses decreased by $7.4 million to $10.7 million in the three months ended March 31, 2026 from $18.1 million in the three months ended March 31, 2025, mainly driven by (i) a $4.9 million gain arising from early termination agreements for certain container vessels operating under time charter arrangements, with retention of bunkers on redelivery at no consideration in the three months ended March 31, 2026, and (ii) a $2.2 million decrease in voyage expenses of our dry bulk vessels, attributed to the different mix of time charter and voyage charter contracts under which our dry bulk vessels were deployed between the two periods.

Voyage expenses of our container vessels segment decreased by $5.2 million to $3.6 million in the three months ended March 31, 2026 from $8.8 million in the three months ended March 31, 2025, mainly driven by a $4.9 million gain arising from early termination agreements for certain vessels operating under time charter arrangements, with retention of bunkers on redelivery at no consideration in the three months ended March 31, 2026.

Voyage expenses of our dry bulk vessels segment decreased by $2.2 million to $7.1 million in the three months ended March 31, 2026, compared to $9.3 million in the three months ended March 31, 2025. For the three months ended March 31, 2026, voyage expenses of our dry bulk vessels comprised $1.5 million in commissions and $5.6 million in other voyage expenses (primarily bunker costs and port expenses), compared to $1.0 million in commissions and $8.3 million in other voyage expenses for the three months ended March 31, 2025, reflecting an increase in time charter employment of our dry bulk vessels during the three months ended March 31, 2026 compared to the three months ended March 31, 2025.

Vessel Operating Expenses

Vessel operating expenses decreased by $1.7 million to $50.0 million for the three months ended March 31, 2026, from $51.7 million for the three months ended March 31, 2025. This decrease occurred despite an increase in the average number of vessels in our fleet due to container vessel newbuilding deliveries and reflects a reduction in average daily operating costs to $6,680 per day from $7,028 per day in the prior-year period, mainly due to lower repairs and maintenance expenses. Management believes that our daily operating costs remain among the most competitive in the industry.

Vessel operating expenses for the container vessels segment decreased by $1.0 million, to $42.9 million for the three months ended March 31, 2026, from $43.9 million for the three months ended March 31, 2025. The decrease was driven by a reduction in daily container vessel operating expenses. Vessels employed under bareboat charter agreements are excluded from the above per-day calculations, as vessel operating expenses under such arrangements are borne by the charterer.

Vessel operating expenses for the dry bulk vessels segment decreased by $0.7 million, to $7.1 million for the three months ended March 31, 2026, from $7.8 million for the three months ended March 31, 2025. The decrease was driven by a reduction in daily drybulk vessel operating expenses.

Depreciation

Depreciation expense increased by $0.9 million, to $40.9 million in the three months ended March 31, 2026 from $40.0 million in the three months ended March 31, 2025, due to the increase in the average number of vessels in our fleet.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $1.3 million to $12.3 million in the three months ended March 31, 2026 from $11.0 million in the three months ended March 31, 2025, reflecting a larger number of vessels drydocked for which vessels drydocking amortization cost was recognized during the three months ended March 31, 2026 compared to the three months ended March 31, 2025.

General and Administrative Expenses

General and administrative expenses increased by $2.4 million to $14.6 million for the three months ended March 31, 2026, from $12.2 million for the three months ended March 31, 2025. The increase was mainly attributable to $1.3 million in higher management fees mainly driven by the increase in the average number of vessels in our fleet, as well as a $1.1 million increase in corporate general and administrative expenses.

Interest Expense and Interest Income

Interest expense increased by $1.9 million, to $11.9 million in the three months ended March 31, 2026 from $10.0 million in the three months ended March 31, 2025. The increase in interest expense is a result of:

•	$4.5 million increase in interest expense due to an increase in our average indebtedness by $329.7 million between the two periods, partially offset by a decrease in our average debt service cost. Average indebtedness was $1,107.3 million in the three months ended March 31, 2026, compared to average indebtedness of $777.6 million in the three months ended March 31, 2025, while our average debt service cost decreased by approximately 0.5%, mainly as a result of lower SOFR rates between the two periods;
•	$0.2 million increase in the amortization of deferred finance costs and debt discount between the two periods;

partially off-set by:

•	$2.8 million decrease in interest expense due to an increase in the amount of interest expense capitalized on our vessels under construction that was $7.2 million in the three months ended March 31, 2026, when compared to capitalized interest of $4.4 million in the three months ended March 31, 2025.

As of March 31, 2026, our outstanding debt, gross of deferred finance costs, was $1,046.3 million, which includes $500.0 million principal amount of the 6.875% Senior Notes. This compares to $1,177.8 million of outstanding debt as of December 31, 2025, which included $262.8 million principal amount of the 8.5% Senior Notes and $500.0 million principal amount of the 6.875% Senior Notes. The decrease in our outstanding debt was mainly due to (i) the early prepayment of four secured facilities under the $450 million syndicated credit facility and (ii) the repayment of the $262.8 million principal amount of the 8.5% Senior Notes, partially offset by drawdowns under the JOLCO Facilities (as hereinafter defined).

Interest income increased by $4.0 million, to $7.6 million in the three months ended March 31, 2026 compared to $3.6 million in the three months ended March 31, 2025, mainly driven by higher average cash balances between the two periods, partially offset by lower interest rates on cash deposits between the corresponding periods.

Gain on Investments

The change in fair value of our shareholding interest in Star Bulk Carriers Corp. (“SBLK”) of $23.5 million was recognized in the three months ended March 31, 2026 as gain on investments compared to a $2.5 million gain in the three months ended March 31, 2025.

Dividend Income

Dividend income of $2.3 million was derived from Star Bulk Carriers Corp. (“SBLK”) common shares in the three months ended March 31, 2026 compared to a $0.3 million dividend income in the three months ended March 31, 2025.

Loss on Equity Investments

Loss on equity investments amounting to $0.3 million and $0.2 million in the three months March 31, 2026 and March 31, 2025, respectively, relates to our share of expenses of Carbon Termination Technologies Corporation (“CTTC”), currently engaged in the research and development of decarbonization technologies for the shipping industry.

Other Finance Expenses

Other finance expenses decreased by $0.1 million to $0.9 million in the three months ended March 31, 2026 compared to $1.0 million in the three months ended March 31, 2025.

Loss on Derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $0.9 million in the three months ended March 31, 2026 and March 31, 2025.

Other Income/(Expenses), net

Other income/(expenses), net, amounted to an income of $0.4 million in the three months ended March 31, 2026 compared to an income of $0.6 million in the three months ended March 31, 2025.

Liquidity and Capital Resources

Our principal source of funds has been operating cash flows and long-term bank borrowings, as well as funds from issuances of equity and debt securities, including offerings of our common stock, and unsecured senior notes in October 2025. We have also received funds from dividend payments on investments in marketable securities of other shipping companies. Our principal uses of funds have been capital expenditures to establish, grow (including vessels currently under construction) and maintain our fleet, including our expansion into the dry bulk shipping sector, to comply with international shipping standards and environmental laws and regulations, and to fund working capital requirements and the repayment of debt.

Our short-term liquidity needs primarily relate to funding our vessel operating expenses, drydocking costs, installment payments for our contracted newbuildings, funding of our investment in the Alaska LNG project, investments in marketable securities, debt interest payments, servicing our debt obligations, the payment of dividends and repurchases of our common stock. Our long-term liquidity needs primarily relate to installment payments for our contracted newbuildings, any additional vessel acquisitions, and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings. We currently expect that the sources of funds available to us will be sufficient to meet our short and long term liquidity requirements.

Under our existing multi-year charters as of March 31, 2026, we had $4,056.4 million of total contracted revenues, with $734.9 million for the remainder of 2026, $934.7 million for 2027 and thereafter $2,386.8 million. Although these contracted cash revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers to meet their obligations under these charters.

On March 2, 2026, we repaid in full our 8.5% senior notes due 2028, with an outstanding principal amount of $262.8 million. In addition, on March 2, 2026, together with the quarterly instalments under the Syndicated $450.0 million Facility for the tranches relating to the vessels Catherine C, Greenland, Interasia Accelerate, and Interasia Amplify, amounting to $3.3 million, we also prepaid in full the outstanding principal amount of $213.8 million.

In January 2026, we drew down the $80.0 million available under a Japanese operating lease agreement with a call option for the newbuilding container vessel Greenhouse. In March 2026, we entered into six additional Japanese operating lease agreements with call options (collectively, the “JOLCO Facilities”), providing for aggregate financing of up to $578.0 million, to finance six container vessels. In March 2026, we drew down an aggregate of $271.0 million under the facilities relating to three container vessels. In April 2026, an additional $100.0 million was drawn down under the facility relating to one vessel, and the remaining undrawn amount of $207.0 million under the respective facilities are expected to be drawn by the end of the second quarter of 2026.

As of March 31, 2026, we had cash and cash equivalents of $876.2 million. As of the date of this report, we had $236.25 million of remaining borrowing availability under our Citibank $382.5 mil. Revolving Credit Facility, the availability under which reduces on a quarterly basis through maturity in December 2027, $207.0 million under the JOLCO Facilities and $850.0 million of remaining borrowing availability under our Syndicated $850.0 million Facility. No amounts remain available for drawing under our Syndicated $450.0 million Facility.

As of March 31, 2026, we had $1,046.3 million of outstanding indebtedness (gross of deferred finance costs), including $500.0 million relating to our 6.875% Senior Notes, as discussed above. As of March 31, 2026, we were obligated to make quarterly fixed amortization payments, totaling $21.8 million to March 31, 2027, related to the long-term bank debt. We are also obligated to make certain payments to our Manager and Danaos Chartering under our management agreements.

From 2022 through the end of the first quarter of 2026, we entered into contracts for the construction of a total of 35 containerships aggregating 232,948 TEUs in capacity for an aggregate purchase price of $2.7 billion and four Newcastlemax dry bulk vessels aggregating approximately 844,000 DWT in capacity for an aggregate purchase price of $297.3 million. As of March 31, 2026, eight of the newbuilding containerships had been delivered to us.

As of March 31, 2026, the aggregate contracted purchase price of the 27 container vessels and the four drybulk vessels under construction amounted to $2,364.3 million, out of which $120.9 million, $190.0 million, $174.5 million and $28.3 million was paid in the three months ended March 31, 2026 and in the years ended December 31, 2025, 2024 and 2023, respectively. As of March 31, 2026, the future remaining contractual commitments for the 27 container and the four drybulk vessels under construction were as follows (in millions of US$):

Payments due by twelve month period ending:	US$ mil.
March 31, 2027	$568.7
March 31, 2028	778.8
March 31, 2029	477.9
March 31, 2030	25.2
Total contractual commitments	$1,850.6

Additionally, a supervision fee of $850 thousand per newbuilding vessel is payable to Danaos Shipping Company Limited over the construction period starting from steel cutting. Supervision fees totalling $0.9 million and $1.9 million were charged by the Manager and capitalized to the vessels under construction in the three months ended March 31, 2026 and in the year ended December 31, 2025, respectively. Interest expense amounting to $7.2 million and $21.6 million was capitalized to the vessels under construction in the three months ended March 31, 2026 and in the year ended December 31, 2025, respectively.

In early May 2026, we added two 5,000 TEU containership vessels to our order book, scheduled for delivery in 2027. Currently, our containership orderbook consists of 29 newbuilding containership vessels with an aggregate capacity of 184,550 TEU with expected deliveries of three vessels in 2026, fifteen vessels in 2027, seven vessels in 2028 and four vessels in 2029. Our dry bulk vessel orderbook currently consists of four 211,000 dwt Newcastlemax dry bulk carriers, all with expected deliveries in 2028. On a pro forma, fully delivered basis, assuming the delivery of all vessels currently under construction and on order, our fleet would consist of 104 containerships with an aggregate capacity of approximately 662,041 TEUs and 15 dry bulk vessels, comprising 11 Capesize bulk carriers and four Newcastlemax bulk carriers, with an aggregate capacity of approximately 2.8 million DWT.

On February 9, 2026, we declared a dividend of $0.90 per share of common stock paid on March 4, 2026 to holders of record as of February 23, 2026, and on May 11, 2026, we declared a dividend of $0.90 per share of common stock payable on June 4, 2026, to holders of record on May 26, 2026. We intend to pay a regular quarterly dividend on our common stock, which will have an impact on our liquidity. Payments of dividends are subject to the discretion of our board of directors, provisions of Marshall Islands law affecting the payment of distributions to stockholders and the terms of our credit facilities, which permit the payment of dividends so long as there has been no event of default thereunder nor would occur as a result of such dividend payment, finance leases and 6.875% Senior Notes, which include limitations on the amount of dividends and other restricted payments that we may make, and will be subject to conditions in the container and drybulk shipping industries, our financial performance and us having sufficient available excess cash and distributable reserves.

In June 2022, we announced a share repurchase program of up to $100.0 million of our common stock. A $100.0 million increase to the existing share repurchase program, for a total aggregate amount of $200.0 million, was approved by our Board of Directors on November 10, 2023. On April 14, 2025, following Board approval, we announced the upsizing of its common stock repurchase program by an additional $100.0 million to a total of $300.0 million. As of the date of this report, under the $300.0 million authorized share repurchase program, we have repurchased a total of 3,247,444 shares of its common stock in the open market for $235.1 million. More specifically, we repurchased 60,819 shares of our common stock in the open market for $5.9 million in the three months ended March 31, 2026; 927,527 shares for $76.1 million in the year ended December 31, 2025; 661,103 shares for $53.9 million in the year ended December 31, 2024; 1,131,040 shares for $70.6 million in the year ended December 31, 2023 and 466,955 shares for $28.6 million in the year ended December 31, 2022. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act. Under the share repurchase program, shares of our common stock may be purchased in open market or privately negotiated transactions, at times and prices that are considered to be appropriate by us, and the program may be suspended or discontinued at any time.

We may also at any time and from time to time, seek to retire or purchase our outstanding debt securities through cash purchases, in open-market purchases, privately negotiated transactions or otherwise.

Investments in marketable securities:

Yoda PLC Shares: In April 2026, we entered into an irrevocable share subscription agreement to acquire 45,454,545 newly issued ordinary shares, in Yoda PLC (CSE: YODA), a Cyprus-listed investment company. Yoda PLC’s portfolio is focused on shipping investments in the LNG and container sectors, real estate and other participations including healthcare. The shares were subscribed at €1.10 per share for total cash consideration of €50.0 million, approximately $58.6 million translated at the EUR/USD exchange rate prevailing at the date of subscription. The subscription was settled by cash payment. We do not hold a seat on Yoda's Board of Directors and does not exercise significant influence over Yoda's financial and operating policies.

Star Bulk Carriers Corp. Shares: In June 2023, we acquired marketable securities of Eagle Bulk Shipping Inc., which was an owner of bulk carriers listed on the New York Stock Exchange (Ticker: EGLE) consisting of 1,552,865 shares of common stock for $68.2 million (out of which $24.4 million from Virage International Ltd., our related company). On December 11, 2023, Star Bulk Carriers Corp. (Ticker: SBLK) and EGLE announced that both companies had entered into a definitive agreement to combine in an all-stock merger, which was completed on April 9, 2024. Under the terms of the agreement, EGLE shareholders received 2.6211 shares of SBLK common stock in exchange for each share of EGLE common stock owned. As of March 31, 2026 and as of the date of this report, we own 6,256,181 shares of common stock of Star Bulk Carriers Corp., a Nasdaq-listed owner and operator of drybulk vessels. As of March 31, 2026 and December 31, 2025, these marketable securities were fair valued at $143.7 million and $120.2 million, respectively. We recognized a $23.5 million gain and a $2.5 million gain on these marketable securities reflected under “Gain on investments” in the condensed consolidated statement of income for the three months ended March 31, 2026 and in the three months ended March 31, 2025, respectively. Additionally, we recognized dividend income on these shares amounting to $2.3 million in the three months ended March 31, 2026 and $0.3 million for the three months ended March 31, 2025 and reflected under “Dividend income” in the condensed consolidated statement of income.

Investments accounted for under the equity method:

Equity Investment in Alaska LNG Project: In January 2026, we entered into a strategic partnership with Glenfarne Group to advance the Alaska LNG project. This partnership includes our $50.0 million development capital equity investment in Glenfarne Alaska Partners LLC and is accounted for under the equity method of accounting. In addition, Danaos Corporation will also be the preferred tonnage provider to construct and operate at least six LNG carriers to deliver LNG to global customers for Glenfarne Alaska LNG, LLC, majority owner and developer of the Alaska LNG Project. We do not control the Investee and do not participate in its management or policy-making activities. As of March 31, 2026, we have funded $12.5 million of the total committed equity investment in Glenfarne Alaska Partners LLC. The remaining commitment of $37.5 million is expected to be drawn over time in accordance with the terms of the partnership agreement.

Equity Investment in Carbon Termination Technologies Corporation: In March 2023, we invested $4.3 million in the common shares of a newly established company, Carbon Termination Technologies Corporation (“CTTC”), incorporated in the Republic of the Marshall Islands, which engages in research and development of decarbonization technologies for the shipping industry. This investment represents a 49% ownership interest and is accounted for under the equity method of accounting. In 2024 and 2025, we provided an additional funding of approximately $2.5 million to CTTC which bears interest at a rate of SOFR plus a margin of 2.0% and pursuant to an amendment executed on October 3, 2025, with a maturity date of December 31, 2026. On March 10, 2026, we provided an additional $0.4 million to CTTC under the existing facility. Our share of CTTC’s expenses amounted to $0.3 million and $0.2 million for the three months ended March 31, 2026 and 2025, respectively, and is presented in the consolidated statements of income under “Loss on equity investments” in the condensed consolidated statements of income.

Impact of Inflation and Interest Rates Risk on our Business

We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures, which continue to affect our operating expenses to a moderate extent. Interest rates have increased rapidly and substantially as central banks in developed countries raised interest rates in an effort to subdue inflation. The eventual long-term implications of tight monetary policy, and higher long-term interest rates may continue to drive a higher cost of capital for our business, including because borrowings under our credit facilities are advanced at a floating rate based on SOFR and we do not have any interest rate hedging arrangements.

Tariffs

Trade protectionism, including in the form of tariffs, could significantly adversely affect global economic conditions, global trade volume and the demand for seaborne transportation of containerized cargo. In April 2025, the United States imposed blanket 10% tariffs on virtually all imports to the U.S. and significantly higher tariffs applicable to imports from many countries, including tariffs aggregating over 100% on imports from China, as well as tariffs on specific goods which have resulted in other countries imposing additional tariffs, including substantial additional tariffs on imports from the U.S., announced by China, and is likely to continue to result in more retaliatory tariffs. On April 9, 2025, the U.S. announced a temporary pause on its tariffs applicable to many countries, while increasing the tariffs applicable to imports from China, with the U.S. subsequently announcing the imposition of substantial tariffs, well in excess of the blanket 10% tariff threshold previously announced, on numerous countries and specific goods effective from August 1, 2025. A ruling by the U.S. Supreme Court in February 2026 invalidated many of the tariffs imposed by the U.S. administration in 2025, however, the U.S. administration immediately imposed new tariffs based on different statutory authority. The U.S. administration has and is expected to continue to broadly impose tariffs, which has led, and could lead to further, corresponding punitive actions by the countries with which the U.S. trades.

In April 2025, the U.S. also announced that it would impose additional port fees on (1) Chinese-owned ships of $50 per net ton for the arriving vessel commencing October 14, 2025, increasing to $80 per net ton on April 17, 2026, $110 per net ton on April 17, 2027 and $140 per net ton on April 17, 2028 and (2) operators of Chinese-built vessels of $18 per net ton ($120 per container, if applicable) commencing October 14, 2025, increasing to $23 per net ton ($153 per container, if applicable) on April 17, 2026, $28 per net ton ($195 per container, if applicable) on April 17, 2027 and $33 per net ton ($250 per container, if applicable) on April 17, 2028. On October 10, 2025, China announced port fees, effective October 14, 2025, on vessels built in the U.S., flying the U.S. flag or owned or operated by U.S. enterprises, other organizations, or individuals, including those in which U.S. enterprises, other organizations, or individuals directly or indirectly hold 25% or more of the equity (voting rights or board seats), in the following amounts: per voyage: (1) from October 14, 2025: RMB 400 per net ton; (2) from April 17, 2026: RMB 640 per net ton; (3) from April 17, 2027: RMB 880 per net ton; and (4) from April 17, 2028: RMB 1,120 per net ton. The U.S. and Chinese fees are each charged up to five times per year, per vessel. On October 30, 2025, the U.S. and China each announced that these port fees would be suspended for a one-year period. It is unknown the effect that these port fees, the implementation of which remains unclear, will have on us and our fleet or our industry generally. It is unknown the effect that these proposed new port fees, whether adopted in the form proposed or with modifications, will have on us and our fleet, which includes a number of Chinese-built vessels and newbuildings, or our industry generally.

These policy pronouncements have created significant uncertainty about the future relationship between the United States and China, Canada, Mexico, the EU and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, and has led to concerns regarding the potential for an extended trade war. While the ultimate impact such developments, or the perception they may occur, will have on our industry and our business is currently unknown, such developments may have a material adverse effect on global economic conditions, and may significantly reduce global trade, which could adversely and materially affect freight rates and charter rates for our containerships to the extent we are seeking employment for our vessels and therefore our business, results of operations, and financial condition.

Middle East Conflict

In March 2026, the outbreak of war in the Middle East between Iran and the U.S. and Israel, including strikes by Iran on energy infrastructure in a number of other Middle Eastern countries and related disruption of shipping in the Persian Gulf and the effective closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil, LNG and related energy products may be significantly constrained for some period of time. On April 7, 2026, a two-week ceasefire in the war between Iran and the U.S. and Israel was announced, which was subsequently extended; whether the ceasefire will hold or be further extended is uncertain.

The impact of this conflict on global demand for seaborne transportation of containerized and drybulk cargoes and global trading patterns for container and drybulk vessels, which initially has been limited, is uncertain, however if the high prices and volatility in the energy market persist, it could ultimately adversely affect global economic growth, which in turn could adversely affect container and drybulk vessel demand and our business. The foregoing risks should be read together with the tariff-related uncertainties described above, as both represent sources of potential disruption to global trade and economic activity.

Segments

Until the acquisition of the drybulk vessels in 2023, we reported financial information and evaluated our operations by total charter revenues. Since 2023, for management purposes, we are organized based on operating revenues generated from container vessels and drybulk vessels and have two reporting segments: (1) a container vessels segment and (2) a drybulk vessels segment. The container vessels segment owns and operates container vessels which are primarily chartered on multi-year, fixed-rate time charter and bareboat charter agreements. The drybulk vessels segment owns and operates drybulk vessels to provide drybulk commodities transportation services.

The chief operating decision maker ("CODM") is our Chief Executive Officer. The CODM monitors and assesses the performance of the container vessels segment and the drybulk vessels segment based on each segment’s net income. The CODM uses segment net income to evaluate the overall profitability of each segment on a consistent basis, identify trends in segment-level operating performance, and make decisions regarding the allocation of capital between the two segments. Items included in the applicable segment's net income are directly allocated to the extent that the items are directly or indirectly attributable to the segments. With regards to the items that are allocated by indirect calculations, their allocation is commensurate to the utilization of key resources. Other segment items include components that are not allocated to any of our reportable segments and include equity investments accounted for using the equity method of accounting and investments in marketable securities. These items are reviewed by the CODM at the consolidated level and are not considered in the evaluation of individual segment performance.

The following table summarizes our selected financial information for the three months ended and as of March 31, 2026, by segment (in thousands of US$):

	Container	Dry bulk
	vessels	vessels
Income Statement Metrics for the three months ended March 31, 2026 (1)	segment	segment	Total
	(in ‘000s of US$)
Operating revenues	$229,550	$24,148	$253,698
Voyage expenses	(3,634)	(7,087)	(10,721)
Vessel operating expenses	(42,857)	(7,127)	(49,984)
Depreciation	(37,501)	(3,361)	(40,862)
Amortization of deferred drydocking and special survey costs	(8,874)	(3,423)	(12,297)
Interest income (excluding interest income from equity investments)	7,518	—	7,518
Interest expense	(11,859)	—	(11,859)
Loss on debt extinguishment	(4,622)	—	(4,622)
Other segment items (2)	(14,468)	(1,519)	(15,987)
Net Income per segment	$113,253	$1,631	$114,884
Gain on investments, dividend income, interest income from equity investment and loss on equity investments			25,537
Net Income			$140,421

(1)	In the table below, the significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for each reportable segment include general and administrative expenses, other finance expenses, other income/(expenses), net, and loss on derivatives.

The following table summarizes the our selected balance sheet metrics as of March 31, 2026, by segment (in thousands of US$):

	Container	Dry bulk
	vessels	vessels
Balance Sheet Metrics as of March 31, 2026	segment	segment	Total
	(in ‘000s of US$)
Total Assets per segment	$4,660,691	$303,239	$4,963,930
Marketable Securities (1)			143,704
Receivable from equity investments (1)			435
Total Assets			$5,108,069

(1)	Reflected under “Other current assets” in the condensed consolidated balance sheet.

The following table summarizes our selected income statement metrics for the three months ended March 31, 2025, by segment (in thousands of US$):

	Container	Dry bulk
	vessels	vessels
Income Statement Metrics for the three months ended March 31, 2025 (1)	segment	segment	Total
	(in ‘000s of US$)
Operating revenues	$236,190	$17,117	$253,307
Voyage expenses	(8,785)	(9,350)	(18,135)
Vessel operating expenses	(43,874)	(7,828)	(51,702)
Depreciation	(36,764)	(3,264)	(40,028)
Amortization of deferred drydocking and special survey costs	(9,051)	(1,919)	(10,970)
Interest income (excluding interest income from equity investments)	3,578	—	3,578
Interest expense	(10,003)	—	(10,003)
Other segment items (2)	(12,246)	(1,298)	(13,544)
Net Income per segment	$119,045	$(6,542)	$112,503
Gain on investments, dividend income, interest income from equity investments and loss on equity investments			2,644
Net Income			$115,147

(1)	In the table below, the significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for each reportable segment include general and administrative expenses, other finance expenses, other income/(expenses), net, and loss on derivatives.

The following table summarizes the our selected balance sheet metrics as of December 31, 2025, by segment (in thousands of US$):

	Container	Dry bulk
	vessels	vessels
Balance Sheet Metrics as of December 31, 2025	segment	segment	Total
	(in ‘000s of US$)
Total Assets per segment	$4,717,465	$275,965	$4,993,430
Marketable Securities (1)			120,244
Receivable from equity investments (1)			256
Total Assets			$5,113,930

(1)	Reflected under “Other current assets” in the condensed consolidated balance sheet.

Cash Flows

	Three months ended	Three months ended
	March 31, 2026	March 31, 2025
	(in '000s of US$)	(in '000s of US$)
Net cash provided by operating activities	$163,136	$133,860
Net cash used in investing activities	$(164,557)	$(84,009)
Net cash used in financing activities	$(159,664)	$(22,692)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $29.2 million, to $163.1 million provided by operating activities in the three months ended March 31, 2026 compared to $133.9 million provided by operating activities in the three months ended March 31, 2025. The increase was the combined result of: (i) a $12.8 million increase in cash operating revenues, (ii) a $6.6 million decrease in total operating expenses, (iii) an $8.8 million increase in interest income, (iv) a $2.0 million increase in dividend income from investments, (v) a $1.9 million decrease in dry-docking expenses, and (vi) a $4.9 million positive change in working capital, partially offset by a $7.8 million increase in net finance costs.

Net Cash Used in Investing Activities

Net cash flows used in investing activities increased by $80.6 million, to $164.6 million used in investing activities in the three months ended March 31, 2026 compared to $84.0 million used in investing activities in the three months ended March 31, 2025. The increase was the combined result of: (i) a $45.5 million increase in payments for vessels under construction, (ii) a $21.7 million increase in payments for vessel acquisition, (iii) a $12.9 million increase in equity investments, and (iv) a $1.6 million decrease in net proceeds and insurance proceeds from disposal of vessels, partially offset by a $1.1 million decrease in vessel cost additions.

Net Cash Used in Financing Activities

Net cash flows used in financing activities increased by $137.0 million, to a financing activities outflow of $159.7 million in the three months ended March 31, 2026 compared to an outflow of $22.7 million in the three months ended March 31, 2025. This increase was the combined result of: (i) a $476.6 million increase in early prepayment of long-term debt and senior notes due 2028, and (ii) a $0.5 million increase in dividend payments on our common stock, partially offset by: (i) a $307.0 million increase in debt proceeds, (ii) a $26.9 million decrease in repurchase of our common stock, (iii) a $3.3 million decrease in finance costs paid, and (iv) a $2.9 million decrease in amortization payments of long-term debt.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (“GAAP”). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the table below for supplemental financial data and corresponding reconciliation to GAAP financial measures. The non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. The non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs, commitment fees and debt discount. Adjusted EBITDA represents net income before interest income and expense, depreciation, amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs, commitment fees and debt discount, change in fair value of investments, stock-based compensation of executives and employees and loss on debt extinguishment. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Three months ended March 31, 2026	Three months ended March 31, 2025
	(in '000s of US$)	(in '000s of US$)
Net income	$140,421	$115,147
Depreciation	40,862	40,028
Amortization of deferred drydocking & special survey costs	12,297	10,970
Amortization of deferred losses of cash flow interest rate swaps	893	893
Amortization of finance costs, commitment fees and debt discount	1,453	1,336
Interest income	(7,557)	(3,605)
Interest expense	10,894	9,245
EBITDA	199,263	174,014
Gain on investments	(23,460)	(2,483)
Loss on debt extinguishment	4,622	—
Stock based compensation	141	142
Adjusted EBITDA	$180,566	$171,673

EBITDA increased by $25.3 million, to $199.3 million in the three months ended March 31, 2026 from $174.0 million in the three months ended March 31, 2025. The increase was primarily attributable to (i) a $21.0 million increase in fair value gain on investments, (ii) a $6.6 million decrease in total operating expenses, (iii) a $2.0 million increase in dividends received, and (iv) a $0.4 million increase in operating revenues, partially offset by: (i) a $4.6 million increase in loss on debt extinguishment, and (ii) a $0.1 million increase in loss on equity investments.

Adjusted EBITDA increased by 5.2%, or $8.9 million, to $180.6 million for the three months ended March 31, 2026, from $171.7 million for the three months ended March 31, 2025. The increase was primarily attributable to (i) a $6.6 million decrease in total operating expenses, (ii) a $2.0 million increase in dividends received, and (iii) a $0.4 million increase in operating revenues, partially offset by a $0.1 million increase in loss on equity investments.

Adjusted EBITDA for the three months ended March 31, 2026 is adjusted for (i) a $23.5 million gain from the change in fair value of investments, (ii) a $4.6 million of loss on debt extinguishment and (iii) stock based compensation of $0.1 million.

Net Income Reconciliation to Adjusted EBITDA per segment (in thousands of US$):

	Three months ended				Three months ended
	March 31, 2026				March 31, 2025
	Container Vessels	Drybulk Vessels	Other	Total	Container Vessels	Drybulk Vessels	Other	Total
	(in '000s of US$)				(in '000s of US$)
Net income/(loss)	$113,253	$1,631	$25,537	$140,421	$119,045	$(6,542)	$2,644	$115,147
Depreciation	37,501	3,361	—	40,862	36,764	3,264	—	40,028
Amortization of deferred drydocking & special survey costs	8,874	3,423	—	12,297	9,051	1,919	—	10,970
Amortization of deferred finance costs, commitment fees and debt discount	1,453	—	—	1,453	1,336	—	—	1,336
Amortization of deferred realized losses on interest rate swaps	893	—	—	893	893	—	—	893
Interest income	(7,518)	—	(39)	(7,557)	(3,578)	—	(27)	(3,605)
Interest expense excluding amortization of finance costs	10,894	—	—	10,894	9,245	—	—	9,245
Change in fair value of investments	—	—	(23,460)	(23,460)	—	—	(2,483)	(2,483)
Stock based compensation of executives and employees	132	9	—	141	132	10	—	142
Loss on debt extinguishment	4,622	—	—	4,622	—	—	—	—
Adjusted EBITDA(1)	$170,104	$8,424	$2,038	$180,566	$172,888	$(1,349)	$134	$171,673

Time Charter Equivalent Revenues and Time Charter Equivalent US$/day per segment

Time charter equivalent revenues is a non-GAAP measure and represents operating revenues less voyage expenses excluding commissions presented per container vessels segment and drybulk vessels segment separately. Time charter equivalent US$/per day (“TCE rate”) represents the average daily TCE rate of our container vessels segment and drybulk vessels segment calculated dividing time charter equivalent revenues of each segment by operating days of each segment. Operating days of each segment is calculated by deducting vessels off-hire days of each segment from total ownership days of each segment. TCE rate is a measure of the average daily net revenue performance of our vessels in each segment. TCE rate is a standard shipping industry performance measure used primarily to compare period to period changes in a shipping company’s performance despite changes in the mix of charter types i.e., voyage charters, time charters, bareboat charters under which its vessels may be employed between the periods. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. We include TCE rate, a non- GAAP measure, as it provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and assists investors and our management in evaluating our financial performance.

Container Vessels Fleet Utilization (No. of Days)	Three months ended March 31, 2026	Three months ended March 31, 2025
Ownership Days	6,750	6,637
Less Off-hire Days:
Scheduled Off-hire Days	(146)	(167)
Other Off-hire Days	(9)	(19)
Operating Days(1)	6,595	6,451
Vessel Utilization	97.7%	97.2%

Operating Revenues (in '000s of US$)	$229,550	$236,190
Less: Voyage Income/(Expenses) excluding commissions (in '000s of US$)	$4,601	$(307)
Time Charter Equivalent Revenues (in '000s of US$)	$234,151	$235,883
Time Charter Equivalent US$/per day(2)	$35,504	$36,565

Drybulk Vessels Fleet Utilization (No. of Days)	Three months ended March 31, 2026	Three months ended March 31, 2025
Ownership Days	913	900
Less Off-hire Days:
Scheduled Off-hire Days	(163)	(56)
Other Off-hire Days	(1)	(12)
Operating Days (1)	749	832
Vessel Utilization	82.0%	92.4%

Operating Revenues (in '000s of US$)	$24,148	$17,117
Less: Voyage Expenses excluding commissions (in '000s of US$)	$(5,554)	$(8,370)
Time Charter Equivalent Revenues (in '000s of US$)	$18,594	$8,747
Time Charter Equivalent US$/per day(2)	$24,825	$10,513

(1) We define Operating Days as the total number of Ownership Days net of Scheduled off-hire days (days associated with scheduled repairs, drydockings or special or intermediate surveys or days) and net of off-hire days associated with unscheduled repairs or days waiting to find employment but including days our vessels were sailing for repositioning. The shipping industry uses Operating Days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes. Our definition of Operating Days may not be comparable to that used by other companies in the shipping industry.

(2) Time charter equivalent US$/per day (“TCE rate”) represents the average daily TCE rate of our container vessels segment and drybulk vessels segment calculated dividing time charter equivalent revenues of each segment by operating days of each segment. TCE rate is a standard shipping industry performance measure used primarily to compare period to period changes in a shipping company’s performance despite changes in the mix of charter types i.e., voyage charters, time charters, bareboat charters under which its vessels may be employed between the periods. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. We include TCE rate, a non- GAAP measure, as it provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and assists investors and our management in evaluating our financial performance.

Credit Facilities

We, as borrower or guarantor, and certain of our subsidiaries, as borrowers or guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. Our existing credit facilities are secured by, among other things, our vessels (as described below). The following summarizes certain terms of our credit facilities and our unsecured 6.875% Senior Notes as of March 31, 2026:

Credit Facility	Outstanding Principal Amount (in millions of US$)	Collateral Vessels and Under Construction Hulls
Syndicated $450.0 mil. Facility	$116.4	Greenville and Greenfield
Citibank $382.5 mil. Revolving Credit Facility	$—	Kota Plumbago, Speed, Ambition, Pusan C, Le Havre, Europe, America, CMA CGM Musset, CMA CGM Rabelais, CMA CGM Nerval, YM Maturity and YM Mandate
Syndicated $850.0 mil. Facility	$—	Hull No. YZJ2023-1556, Hull No. YZJ2023-1557, Hull No. YZJ2024-1612, Hull No. YZJ2024-1613, Hull No. YZJ2024-1625, Hull No. YZJ2024-1626, Hull No. YZJ2024-1668, Hull No. C9200-7, Hull No. C9200-8, Hull No. C9200-9, Hull No. C9200-10, Hull No. C9200-11, Hull No. H2596 and Hull No. H2597
JOLCO Facilities(1)	$429.9	Phoebe, Greenhouse, Interasia Accelerate, Interasia Amplify and Catherine C
6.875% Senior Notes	$500.0	None

(1)	In March 2026, we entered into additional JOLCO facilities for the vessels Greenland, Greenville, and Greenfield. An amount of $100 million was drawn down under the JOLCO facility for the vessel Greenland in April 2026. The JOLCO facilities for the vessels Greenville and Greenfield are expected to be drawdown in June 2026.

As of March 31, 2026, there was $236.25 million of remaining borrowing availability under our Citibank $382.5 mil. Revolving Credit Facility, $850.0 million under the Syndicated $850.0 mil. Facility and $307.0 million under the JOLCO Facilities. See Note 7 “Long-term Debt, net” to our unaudited condensed consolidated financial statements included in this report for additional information regarding our outstanding debt and the related repayment schedule.

Senior Notes

On October 16, 2025, we consummated an offering of $500 million aggregate principal amount of 6.875% Senior Notes due 2032, which we refer to as 6.875% Senior Notes or the 6.875% Senior Unsecured Notes Due 2032. The 6.875% Senior Notes are general senior unsecured obligations of Danaos Corporation. The 6.875% Senior Notes were issued pursuant to an Indenture, dated as of October 16, 2025, between Danaos Corporation and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent (the “Indenture”). The 6.875% Senior Notes bear interest at a rate of 6.875% per year, payable in cash on March 1 and September 1 of each year, commencing March 1, 2026. The 6.875% Senior Notes will mature on October 15, 2032. For additional details regarding the Senior Notes please refer to Note 7, “Long-term Debt, net” in the unaudited condensed consolidated financial statements included elsewhere in this report and “Item 5. Operating and Financial Review and Prospects –Senior Notes” in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission on February 27, 2026.

Qualitative and Quantitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the three months ended March 31, 2026 and March 31, 2025. Subsequent to March 31, 2026, we invested approximately $58.6 million in cash to acquire an equity investment denominated in Euro, as described above in Liquidity and Capital Resources section. This investment will be measured at fair value through net income under ASC 321, and its USD carrying value will be subject to EUR/USD exchange rate fluctuations in future periods. We have not entered into any hedging instruments with respect to this exposure.

Impact of Inflation and Interest Rates Risk on our Business

We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy and commodity prices, which continue to affect our operating expenses to a moderate extent. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business, including because borrowings under our credit facilities, which are increasing as we fund the cost of our contracted container vessel newbuildings, are advanced at a floating rate based on SOFR and we do not have any interest rate hedging arrangements.

In the past, we entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we paid in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. All of these interest rate swap agreements have expired and we do not currently have any outstanding interest rate swap agreements. Refer to Note 8, “Financial Instruments”, to our unaudited condensed consolidated financial statements included in this report.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of March 31, 2026:

•	on an actual basis; and

•	on an as adjusted basis to reflect, in the period from April 1, 2026 to May 11, 2026 the proceeds from the drawdown of $100.0 million for the vessel Greenland under the applicable JOLCO Facility.

Other than these adjustments, there have been no other material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between April 1, 2026 and May 11, 2026.

	As of March 31, 2026
	Actual	As adjusted
	In thousands of US$
Debt:
Senior unsecured notes due 2032	$500,000	$500,000
Syndicated $450.0 mil. Facility	116,375	116,375
Citibank $382.5 mil. Revolving Credit Facility	—	—
Syndicated $850.0 mil. Facility	—	—
JOLCO Facilities	429,888	529,888
Total debt (1) (2)	$1,046,263	$1,146,263
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 25,790,239 shares issued and 18,203,524 shares outstanding	182	182
Additional paid-in capital	588,035	588,035
Accumulated other comprehensive loss	(69,972)	(69,972)
Retained earnings (3)	3,399,260	3,399,260
Total stockholders’ equity	3,917,505	3,917,505
Total capitalization	$4,963,768	$5,063,768

(1)	All of the indebtedness reflected in the table, other than Danaos Corporation’s unsecured senior notes due 2032 ($500.0 million on an actual basis), is secured and guaranteed by Danaos Corporation. See Note 7 “Long-Term Debt, net” to our unaudited condensed consolidated financial statements included elsewhere in this report.
(2)	Total debt is presented gross of deferred finance costs, which amounted to $17.8 million.
(3)	Does not reflect dividend declared by the Company of $0.90 per share of common stock for the first quarter of 2026, payable on June 4, 2026, to holders of record as of May 26, 2026.

Our Fleet

The following table describes in detail our 75 container vessels deployment profile as of May 11, 2026:

Vessel Details			Charter Arrangements
	Year	Size	Expiration of	Contracted Employment	Charter		Extension Options(4)
Vessel Name	Built	(TEU)	Charter (1)	through (2)	Rate (3)		Period	Charter Rate
Ambition	2012	13,100	April 2027	April 2027	$51,500		+ 6 months	$51,500
							+ 10.5 to 13.5 months	$51,500
							+ 9 to 12 months	$51,500
Speed	2012	13,100	March 2027	March 2027	$51,500		+ 6 months	$51,500
							+ 10.5 to 13.5 months	$51,500
							+ 9 to 12 months	$51,500
Kota Plumbago	2012	13,100	July 2027	July 2027	$54,000		+ 3 to 26 months	$54,000
Kota Primrose	2012	13,100	April 2027	April 2027	$54,000		+ 3 to 26 months	$54,000
Kota Peony	2012	13,100	March 2027	March 2027	$54,000		+ 3 to 26 months	$54,000
Express Rome	2011	10,100	November 2030	August 2027	$70,000
				November 2030	$35,000		+ 2 months	$35,000
Express Berlin	2011	10,100	March 2029	March 2029	$45,000
Express Athens	2011	10,100	August 2027	August 2027	$70,000
			July 2030	July 2030	$35,000		+ 2 months	$35,000
Le Havre	2006	9,580	June 2028	June 2028	$58,500		+ 4 months	$58,500
Pusan C	2006	9,580	May 2028	May 2028	$58,500		+ 4 months	$58,500
Bremen	2009	9,012	January 2028	January 2028	$56,000		+ 4 months	$56,000
C Hamburg	2009	9,012	January 2028	January 2028	$56,000		+ 4 months	$56,000
Niledutch Lion	2008	8,626	May 2026	May 2026	$47,500
			April 2029	April 2029	$40,000
Belita	2006	8,533	June 2028	June 2028	$37,000		+ 3 months	$37,000
Kota Manzanillo	2005	8,533	December 2028	December 2028	$39,300		+ 4 months	$39,300
							+ 9 to 11 months	$39,300
CMA CGM Melisande	2012	8,530	January 2028	January 2028	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Attila	2011	8,530	May 2027	May 2027	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Tancredi	2011	8,530	July 2027	July 2027	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Bianca	2011	8,530	September 2027	September 2027	$34,500		+ 3 to 13.5 months	$34,500
CMA CGM Samson	2011	8,530	November 2027	November 2027	$34,500		+ 3 to 13.5 months	$34,500
America	2004	8,468	April 2028	April 2028	$56,000		+ 4 months	$56,000
Europe	2004	8,468	May 2028	May 2028	$56,000		+ 4 months	$56,000
Kota Santos	2005	8,463	June 2029	August 2026	$50,000
				June 2029	$39,300		+ 4 months	$39,300
							+ 9 to 11 months	$39,300
Catherine C	2024	8,010	June 2029	June 2029	$42,000		+ 2 months	$42,000
Greenland	2024	8,010	August 2029	August 2029	$42,000		+ 2 months	$42,000
Greenville	2024	8,010	October 2029	October 2029	$42,000		+ 2 months	$42,000
Greenfield	2024	8,010	November 2029	November 2029	$42,000		+ 2 months	$42,000
Interasia Accelerate	2024	7,165	April 2032	April 2027	$36,000
				April 2032	$37,000		+ 6 months	$37,000
							+ 34 to 38 months	$37,000
Interasia Amplify	2024	7,165	September 2032	September 2027	$36,000
				September 2032	$37,000		+ 6 months	$37,000
							+ 34 to 38 months	$37,000
CMA CGM Moliere	2009	6,500	August 2030	March 2027	$55,000
				August 2030	$31,500		+ 3 to 13.5 months	$31,500
CMA CGM Musset	2010	6,500	September 2030	July 2027	$40,000
				September 2030	$31,500		+ 3 to 13.5 months	$31,500
CMA CGM Nerval	2010	6,500	October 2030	November 2027	$30,000		+ 3 to 13.5 months	$30,000
CMA CGM Rabelais	2010	6,500	January 2028	January 2028	$30,000		+ 2 months	$30,000
Racine	2010	6,500	March 2029	March 2029	$37,500
YM Mandate	2010	6,500	January 2028	January 2028	$26,890	(5)	+ 8 months	$26,890
YM Maturity	2010	6,500	April 2028	April 2028	$26,890	(5)	+ 8 months	$26,890
Dimitra C	2002	6,402	April 2027	April 2027	$35,000		+ 2 months	$35,000
							+ 10 to 12 months	$35,000
Savannah	2002	6,402	June 2027	June 2027	$40,000		+ 3 months	$40,000
							+ 9 to 12 months	$30,000
Phoebe (6)	2025	6,014	December 2026	December 2026	$35,000
			October 2031	October 2031	$32,500		+ 4 months	$32,500
							+ 9 to 11 months	$32,500
							+ 10 to 12 months	$32,500
Greenhouse (7)	2025	6,014	October 2027	October 2027	$35,000
			August 2032	August 2032	$32,500		+ 4 months	$32,500
							+ 9 to 11 months	$32,500
							+ 10 to 12 months	$32,500
Kota Lima	2002	5,544	November 2026	November 2026	$24,000
			November 2028	November 2028	$42,500		+ 2 months	$42,500
Suez Canal	2002	5,610	April 2028	April 2028	$30,000		+2 months	$30,000
Wide Alpha	2014	5,466	January 2030	July 2027	$34,000
				January 2030	$27,450		+ 4 months	$27,450
							+ 21.5 to 24 months	$25,000
Stephanie C	2014	5,466	September 2028	September 2028	$33,750		+2 months	$33,750
							+23 to 25 months	$33,750

Vessel Details			Charter Arrangements
	Year	Size	Expiration of	Contracted Employment	Charter	Extension Options(4)
Vessel Name	Built	(TEU)	Charter (1)	through (2)	Rate (3)	Period	Charter Rate
Euphrates	2014	5,466	September 2028	September 2028	$33,750	+2 months	$33,750
						+23 to 25 months	$33,750
Wide Hotel	2015	5,466	March 2030	September 2027	$34,000
				March 2030	$27,450	+ 4 months	$27,450
						+ 21.5 to 24 months	$25,000
Wide India	2015	5,466	October 2028	October 2028	$33,750	+ 2 months	$33,750
						+ 23 to 25 months	$33,750
Wide Juliet	2015	5,466	August 2027	September 2026	$25,000
				August 2027	$30,000	+ 2 months	$30,000
						+ 32 to 36 months	$30,000
						+ 7 to 10 months	$29,000
Rio Grande	2008	4,253	November 2026	November 2026	$30,000
			October 2029	October 2029	$28,000	+ 2 months	$28,000
Paolo (ex Merve A)	2008	4,253	November 2027	November 2027	$26,000	+ 2 months	$26,000
Kingston	2008	4,253	June 2027	June 2027	$35,500	+ 2.5 months	$35,500
Monaco	2009	4,253	May 2029	November 2026	$30,000
				May 2029	$33,000	+ 4 months	$33,000
Dalian	2009	4,253	April 2028	April 2028	$27,250	+ 3.5 months	$27,250
Jamaica (ex Luanda)	2009	4,253	August 2028	August 2028	$35,000	+ 2 months	$35,000
Seattle C	2007	4,253	December 2026	December 2026	$30,000
			June 2029	June 2029	$33,000	+ 4 months	$33,000
Vancouver	2007	4,253	November 2026	November 2026	$30,000
			October 2029	October 2029	$28,000	+ 2 months	$28,000
Derby D	2004	4,253	December 2029	January 2027	$36,275
				December 2029	$28,000	+ 3 months	$28,000
Tongala	2004	4,253	November 2026	November 2026	$30,000
			October 2029	October 2029	$28,000	+ 2 months	$28,000
Dimitris C	2001	3,430	September 2027	September 2027	$30,000	+ 3 months	$30,000
						+ 11 to 13 months	$30,000
Express Argentina	2010	3,400	September 2029	December 2026	$27,000
				September 2029	$26,000	+3 months	$26,000
Express Brazil	2010	3,400	April 2027	April 2027	$30,000	+ 3 months	$30,000
						+ 11 to 13 months	$30,000
Express France	2010	3,400	July 2027	July 2027	$30,000	+ 3 months	$30,000
						+ 11 to 13 months	$30,000
Express Spain	2011	3,400	September 2029	March 2027	$28,500
				September 2029	$28,200	+ 4 months	$28,200
Express Black Sea	2011	3,400	September 2029	March 2027	$28,500
				September 2029	$28,200	+ 4 months	$28,200
Singapore	2004	3,314	November 2029	May 2027	$27,750
				November 2029	$28,200	+ 4 months	$28,200
Colombo	2004	3,314	September 2029	March 2027	$28,500
				September 2029	$28,200	+ 4 months	$28,200
Zebra	2001	2,602	December 2026	December 2026	$19,000	+ 2 months	$19,000
Artotina	2001	2,524	November 2027	November 2027	$26,000	+ 2 months	$26,000
						+ 11 to 13 months	$24,000
Phoenix D	1997	2,200	June 2027	June 2027	$20,000	+ 1 month	$20,000
Sprinter	1997	2,200	November 2027	May 2026	$21,000
				November 2027	$19,990	+ 0.5 month	$19,990
Future	1997	2,200	September 2027	May 2026	$21,000
				September 2027	$19,990	+ 0.5 month	$19,990
Advance	1997	2,200	September 2027	June 2026	$21,000
				September 2027	$19,990	+ 0.5 month	$19,990
Bridge	1998	2,200	January 2028	January 2028	$16,000	+ 2 months	$16,000
Highway	1998	2,200	January 2028	January 2028	$17,000	+ 2 months	$17,000
Progress C	1998	2,200	January 2028	January 2028	$19,990	+ 0.5 month	$19,990

(1)	Earliest date charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
(2)	This column indicates the date through which the charter rate set forth in the column to the immediate right of such date is payable. For charters with the same charter rate throughout the fixed term of the charter, this date is the same as the charter expiration date set forth in the “Expiration of Charter” column.
(3)	Gross charter rate, which does not include charter commissions.
(4)	At the option of the charterer.
(5)	Bareboat charter rate.
(6)	The newbuilding vessel was delivered in the first quarter of 2025.
(7)	The newbuilding vessel was delivered in the fourth quarter of 2025.

The specifications of our 29 container vessels under construction in our orderbook as of May 11, 2026 are as follows:

							Extension Options(3)
Hull Number	Expected Year Built	Size (TEU)	Shipyard	Expected Delivery Period	Minimum Charter Duration(1)	Charter rate(2)	Period	Charter Rate(2)
CV5900-09	2027	6,014	Qingdao Yangfan	Q2 2027	4.8 years	$34,900	+ 4 months	$34,900
							+ 9 to 11 months	$34,900
							+ 10 to 12 months	$34,900
YZJ2023-1556	2026	8,258	Yangzijiang	Q3 2026	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
YZJ2023-1557	2026	8,258	Yangzijiang	Q4 2026	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
YZJ2024-1612	2026	8,258	Yangzijiang	Q4 2026	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
YZJ2024-1613	2027	8,258	Yangzijiang	Q2 2027	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
YZJ2024-1625	2027	8,258	Yangzijiang	Q2 2027	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
YZJ2024-1626	2027	8,258	Yangzijiang	Q3 2027	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
YZJ2024-1668	2027	8,258	Yangzijiang	Q3 2027	5 years	$42,000	+ 3 months	$42,000
			Jiangsu NewYangzi				+ 19.5 to 22.5 months	$42,000
C9200-7	2027	9,200	Dalian Shanhaiguan	Q1 2027	4.8 years	$50,000	+ 4 months	$50,000
							+ 20 to 24 months	$50,000
C9200-8	2027	9,200	Dalian Shanhaiguan	Q2 2027	4.8 years	$50,000	+ 4 months	$50,000
							+ 20 to 24 months	$50,000
C9200-9	2027	9,200	Dalian Shanhaiguan	Q4 2027	4.8 years	$50,000	+ 4 months	$50,000
							+ 20 to 24 months	$50,000
C9200-10	2028	9,200	Dalian Shanhaiguan	Q2 2028	4.8 years	$50,000	+ 4 months	$50,000
							+ 20 to 24 months	$50,000
C9200-11	2028	9,200	Dalian Shanhaiguan	Q3 2028	4.8 years	$50,000	+ 4 months	$50,000
							+ 20 to 24 months	$50,000
H2596	2027	9,200	CSSC Huangpu	Q3 2027	6 years	$48,500	+12 months	$48,500
			Wenchong				+ 28 to 32 months	$48,500
H2597	2027	9,200	CSSC Huangpu	Q4 2027	6 years	$48,500	+12 months	$48,500
			Wenchong				+ 28 to 32 months	$48,500
C7100-9	2027	7,165	Dalian Shanhaiguan	Q3 2027	5 years	$38,500	+ 6 months	$38,500
							+ 34 to 38 months	$38,500
C7100-10	2027	7,165	Dalian Shanhaiguan	Q3 2027	5 years	$38,500	+ 6 months	$38,500
							+ 34 to 38 months	$38,500
S1162	2027	1,800	Nantong CIMC	Q4 2027	9.9 years	$16,500	+ 3 months	$16,500
			Sinopacific				+ 21.5 to 23.5 months	$16,500
							+ 10 to 12 months	$16,500
S1163	2028	1,800	Nantong CIMC	Q1 2028	9.9 years	$16,500	+ 3 months	$16,500
			Sinopacific				+ 21.5 to 23.5 months	$16,500
							+ 10 to 12 months	$16,500
S1164	2028	1,800	Nantong CIMC	Q2 2028	9.9 years	$16,500	+ 3 months	$16,500
			Sinopacific				+ 21.5 to 23.5 months	$16,500
							+ 10 to 12 months	$16,500
S1165	2028	1,800	Nantong CIMC	Q3 2028	9.9 years	$16,500	+ 3 months	$16,500
			Sinopacific				+ 21.5 to 23.5 months	$16,500
							+ 10 to 12 months	$16,500
S1166	2028	1,800	Nantong CIMC	Q4 2028	-	-	-	-
			Sinopacific
S1167	2029	1,800	Nantong CIMC	Q1 2029	-	-	-	-
			Sinopacific
H2638	2028	5,300	CSSC Huangpu	Q4 2028	-	-	-	-
			Wenchong
H2639	2029	5,300	CSSC Huangpu	Q1 2029	-	-	-	-
			Wenchong
H2640(4)	2029	5,300	CSSC Huangpu	Q1 2029	-	-	-	-
			Wenchong
H2641(4)	2029	5,300	CSSC Huangpu	Q2 2029	-	-	-	-
			Wenchong
HN NGY0041(5)	2027	5,000	Yangzhou Guoyu	Q2 2027	3 years	$38,800	+ 2 months	$38,800

HN NGY0042(5)	2027	5,000	Yangzhou Guoyu	Q3 2027	3 years	$38,800	+ 2 months	$38,800

(1)	Earliest period charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
(2)	Gross charter rate, which does not include charter commissions.
(3)	At the option of the charterer.
(4)	Under construction containership vessels were added to our orderbook in the first quarter of 2026.
(5)	Under construction containership vessels were added to our orderbook in the second quarter of 2026.

The following table presents details of our 11 Capesize drybulk vessels as of May 11, 2026:

	Year	Capacity
Vessel Name	Built	(DWT) (1)
Genius	2012	175,580
Danaos	2011	176,536
Ingenuity	2011	176,022
Achievement	2011	175,966
Valentine	2011	175,125
Gouverneur	2010	178,043
Integrity	2010	175,966
Peace	2010	175,858
E Trader	2009	175,886
W Trader	2009	175,879
John Junior (ex. Hebei No.1)(2)	2009	182,425

(1)	DWT, dead weight tons, the international standard measure for drybulk vessels capacity.
(2)	The vessel was delivered to us in the first quarter of 2026.

The following table presents details of our four Newcastlemax drybulk vessels under construction as of May 11, 2026:

	Capacity		Expected
Hull Number (2)	(DWT) (1)	Shipyard	Delivery Year
DJCFD010	211,000	Dajin Heavy Industry	2028
DJCFD011	211,000	Dajin Heavy Industry	2028
DJCFD016	211,000	Dajin Heavy Industry	2028
DJCFD017	211,000	Dajin Heavy Industry	2028

(1)	DWT, dead weight tons, the international standard measure for drybulk vessels capacity.
(2)	Under construction dry bulk vessels were added to our orderbook in the first quarter of 2026.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning our operations, cash flows, financial position, including with respect to vessel and other asset values, contracted revenue, fleet growth, plans, objectives, goals, strategies, future events, performance or business prospects, changes and trends in our business and the markets in which we operate, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs, port fees and other protectionist measures imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, our ability to operate profitably in the drybulk sector, performance of shipyards constructing our contracted newbuilding vessels, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, including the conflict in Ukraine and related sanctions, the conflicts in the Middle East, potential disruption of shipping routes such as Houthi attacks in the Red Sea and the Gulf of Aden and the effective closure of the Persian Gulf, including the Strait of Hormuz, due to the conflict between Iran and the U.S. and Israel, due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		As of
		March 31,	December 31,
	Notes	2026	2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$876,207	$1,037,292
Accounts receivable, net		34,104	38,730
Inventories		35,454	23,417
Prepaid expenses		3,769	2,093
Due from related parties	13	57,124	46,750
Other current assets	5	182,795	171,137
Total current assets		1,189,453	1,319,419
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $1,663,206 (2025: $1,622,344)	3	3,255,209	3,269,703
Advances for vessels under construction and vessel acquisition	3	553,419	428,147
Deferred charges, net	4	55,941	54,356
Other non-current assets	5	54,047	42,305
Total non-current assets		3,918,616	3,794,511
Total assets		$5,108,069	$5,113,930
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$32,422	$17,274
Accrued liabilities	6	22,025	28,772
Current portion of long-term debt, net	7	21,813	283,015
Unearned revenue	11	29,604	36,625
Other current liabilities		31,471	35,990
Total current liabilities		137,335	401,676
LONG-TERM LIABILITIES
Long-term debt, net	7	1,003,513	872,076
Unearned revenue, net of current portion	11	—	2,618
Other long-term liabilities	13	49,716	41,983
Total long-term liabilities		1,053,229	916,677
Total liabilities		1,190,564	1,318,353
Commitments and Contingencies	9
STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of March 31, 2026 and December 31, 2025)	10	—	—
Common stock par value $0.01, 750,000,000 common shares authorized as of March 31, 2026 and December 31, 2025. 25,790,239 and 25,790,190 shares issued; and 18,203,524 and 18,264,294 shares outstanding as of March 31, 2026 and December 31, 2025, respectively	10	182	183
Additional paid-in capital		588,035	591,584
Accumulated other comprehensive loss		(69,972)	(71,412)
Retained earnings		3,399,260	3,275,222
Total stockholders’ equity		3,917,505	3,795,577
Total liabilities and stockholders’ equity		$5,108,069	$5,113,930

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Three months ended March 31,
	Notes	2026	2025
OPERATING REVENUES	11, 14	$253,698	$253,307

OPERATING EXPENSES
Voyage expenses	13, 14	(10,721)	(18,135)
Vessel operating expenses		(49,984)	(51,702)
Depreciation	3	(40,862)	(40,028)
Amortization of deferred drydocking and special survey costs	4	(12,297)	(10,970)
General and administrative expenses	13	(14,637)	(12,222)
Operating income		125,197	120,250

OTHER INCOME/(EXPENSES):
Interest income		7,557	3,605
Interest expense and finance costs	7	(11,859)	(10,003)
Gain on investments	5	23,460	2,483
Dividend income	5	2,315	366
Loss on debt extinguishment	7	(4,622)	—
Loss on equity investments	5	(277)	(232)
Other finance expenses		(868)	(987)
Other income/(expenses), net		411	558
Realized loss on derivatives	8	(893)	(893)
Total Other Income/(Expenses), net		15,224	(5,103)

Income before income taxes		140,421	115,147
Income taxes		—	—
Net Income		$140,421	$115,147

EARNINGS PER SHARE
Basic earnings per share of common stock (in $ per share)	12	$7.71	$6.14
Diluted earnings per share of common stock (in $ per share)	12	$7.70	$6.13
Basic weighted average number of common shares (in thousands of shares)	12	18,210	18,750
Diluted weighted average number of common shares (in thousands of shares)	12	18,233	18,781

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

(Expressed in thousands of United States Dollars)

		Three months ended March 31,
	Notes	2026	2025
Net Income for the period		$140,421	$115,147
Other comprehensive income:
Prior service cost of defined benefit plan		547	290
Amortization of deferred realized losses on cash flow hedges	8	893	893
Total Other Comprehensive Income		1,440	1,183
Comprehensive Income		$141,861	$116,330

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (unaudited)

(Expressed in thousands of United States Dollars, except number of shares in thousands and per share amounts)

	Common Stock
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total
As of December 31, 2024	18,988	$190	$650,864	$(70,430)	$2,844,176	$3,424,800
Net Income	—	—	—	—	115,147	115,147
Dividends ($0.85 per share)	—	—	—	—	(15,894)	(15,894)
Repurchase of common stock	(414)	(4)	(33,212)	—	—	(33,216)
Stock based compensation	—	—	1,705	—	—	1,705
Issuance of common stock	—	—	4	—	—	4
Net movement in other comprehensive income	—	—	—	1,183	—	1,183
As of March 31, 2025	18,574	$186	$619,361	$(69,247)	$2,943,429	$3,493,729

	Common Stock
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total
As of December 31, 2025	18,264	$183	$591,584	$(71,412)	$3,275,222	$3,795,577
Net Income	—	—	—	—	140,421	140,421
Dividends ($0.90 per share)	—	—	—	—	(16,383)	(16,383)
Repurchase of common stock	(61)	(1)	(5,944)	—	—	(5,945)
Stock based compensation	—	—	2,390	—	—	2,390
Issuance of common stock	—	—	5	—	—	5
Net movement in other comprehensive income	—	—	—	1,440	—	1,440
As of March 31, 2026	18,203	$182	$588,035	$(69,972)	$3,399,260	$3,917,505

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Three months ended March 31,
	2026	2025
Cash flows from operating activities
Net income	$140,421	$115,147
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	40,862	40,028
Amortization of deferred drydocking and special survey costs	12,297	10,970
Amortization of finance costs	846	758
Debt discount amortization	119	—
Prior service cost and periodic cost	440	1,085
Gain on investments	(23,460)	(2,483)
Loss on equity investments	277	232
Loss on debt extinguishment	4,622	—
Payments for drydocking and special survey costs deferred	(13,882)	(15,789)
Stock based compensation	2,390	1,705
Amortization of deferred realized losses on interest rate swaps	893	893
(Increase)/Decrease in:
Accounts receivable	1,435	172
Inventories	(12,037)	(3,172)
Prepaid expenses	(1,676)	(2,651)
Due from related parties	(10,374)	(3,026)
Other assets, current and non-current	20,008	2,465
Increase/(Decrease) in:
Accounts payable	15,148	3,114
Accrued liabilities	(6,747)	(5,669)
Unearned revenue, current and long-term	(9,639)	(8,419)
Other liabilities, current and long-term	1,193	(1,500)
Net cash provided by operating activities	163,136	133,860
Cash flows from investing activities
Vessels additions and advances for vessels under construction and vessel acquisition	(151,640)	(85,690)
Net proceeds and insurance proceeds from disposal of vessel	—	1,681
Equity investments/Investments in marketable securities	(12,917)	—
Net cash used in investing activities	(164,557)	(84,009)
Cash flows from financing activities
Proceeds from long-term debt, net	351,000	44,000
Payments and prepayments of long-term debt	(482,519)	(8,805)
Dividends paid	(16,378)	(15,890)
Finance costs	(4,944)	(8,223)
Repurchase of common stock	(6,823)	(33,774)
Net cash used in financing activities	(159,664)	(22,692)
Net (decrease)/increase in cash and cash equivalents	(161,085)	27,159
Cash and cash equivalents, beginning of period	1,037,292	453,384
Cash and cash equivalents, end of period	$876,207	$480,543

Supplemental cash flow information
Cash paid for interest, net of amounts capitalized	$23,111	$15,250

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of Danaos Corporation and its subsidiaries (“Danaos” or the “Company”) is the United States Dollar.

Danaos Corporation, formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the re-domiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 10, “Stockholders’ Equity”. The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of container vessels and dry bulk vessels that are under the exclusive management of a related party of the Company.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to state fairly, in all material respects, the Company’s condensed consolidated financial position as of March 31, 2026, the condensed consolidated results of operations for the three months ended March 31, 2026 and 2025 and the condensed consolidated cash flows for the three months ended March 31, 2026 and 2025. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2025. The results of operations for the three months ended March 31, 2026, are not necessarily indicative of the results to be expected for the full year. The year-end condensed consolidated balance sheet data was derived from annual financial statements. These condensed consolidated financial statements do not include all disclosures required by accounting principles generally accepted in the United States of America.

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the condensed consolidated balance sheets and condensed consolidated statements of income, comprehensive income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

1.	Basis of Presentation and General Information (Continued)

As of March 31, 2026, Danaos owned 75 container vessels on the water, 27 container vessels under construction, 11 Capesize drybulk carrier vessels and four Newcastlemax drybulk vessels under construction. These included the vessel-owning companies (the “Danaos Subsidiaries”) for both container and drybulk vessels, as listed below:

Operating container vessels as of March 31, 2026:

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Megacarrier (No. 1) Corp.	September 10, 2007	Kota Peony	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Kota Primrose	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Kota Plumbago	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre	2006	9,580
Oceancarrier (No. 2) Corp.	October 15, 2020	Bremen	2009	9,012
Oceancarrier (No. 3) Corp.	October 15, 2020	C Hamburg	2009	9,012
Blackwell Seaways Inc.	January 9, 2020	Niledutch Lion	2008	8,626
Oceancarrier (No. 1) Corp.	February 19, 2020	Kota Manzanillo	2005	8,533
Springer Shipping Co.	April 29, 2019	Belita	2006	8,533
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America	2004	8,468
Rewarding International Shipping Inc.	October 1, 2019	Kota Santos	2005	8,463
Teushipper (No 1) Corp.	March 14, 2022	Catherine C	2024	8,010
Teushipper (No 2) Corp.	March 14, 2022	Greenland	2024	8,010
Teushipper (No 3) Corp.	March 14, 2022	Greenville	2024	8,010
Teushipper (No 4) Corp.	March 14, 2022	Greenfield	2024	8,010
Boxsail (No. 1) Corp	March 4, 2022	Interasia Accelerate	2024	7,165
Boxsail (No. 2) Corp	March 4, 2022	Interasia Amplify	2024	7,165
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	Racine	2010	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	Savannah	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C	2002	6,402
Boxsail (No. 3) Corp.	March 4, 2022	Phoebe(2)	2025	6,014
Boxsail (No. 4) Corp.	March 4, 2022	Greenhouse(2)	2025	6,014
Averto Shipping S.A.	June 12, 2015	Suez Canal	2002	5,610
Sinoi Marine Ltd.	June 12, 2015	Kota Lima	2002	5,544
Oceancarrier (No. 4) Corp.	July 6, 2021	Wide Alpha	2014	5,466
Oceancarrier (No. 5) Corp.	July 6, 2021	Stephanie C	2014	5,466
Oceancarrier (No. 6) Corp.	July 6, 2021	Euphrates	2014	5,466
Oceancarrier (No. 7) Corp.	July 6, 2021	Wide Hotel	2015	5,466

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

1.	Basis of Presentation and General Information (Continued)

Operating container vessels as of March 31, 2026 (Continued):

			Year
Company	Date of Incorporation	Vessel Name	Built	TEU (1)
Oceancarrier (No. 8) Corp.	July 6, 2021	Wide India	2015	5,466
Oceancarrier (No. 9) Corp.	July 6, 2021	Wide Juliet	2015	5,466
Continent Marine Inc.	March 22, 2006	Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Jamaica (ex Luanda)	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Merve A (tbr Paolo)	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Kingston	2008	4,253
Seacarriers Services Inc.	June 28, 2005	Seattle C	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Tongala	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Vilos Navigation Company Ltd.	May 30, 2013	Zebra	2001	2,602
Sarond Shipping Inc.	January 18, 2013	Artotina	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Phoenix D	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200
			Total TEU	477,491

(1)	Twenty-feet equivalent unit, the international standard measure for containers and container vessels capacity.
(2)	The vessels Phoebe and Greenhouse were delivered to the Company in 2025.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

1.	Basis of Presentation and General Information (Continued)

Under construction container vessels as of March 31, 2026:

			Expected
Company	Date of Incorporation	Hull No.	Delivery(2)	TEU (1)
Boxline (No. 1) Corp.	June 7, 2023	YZJ2023-1556	Q3 2026	8,258
Boxline (No. 2) Corp.	June 7, 2023	YZJ2023-1557	Q4 2026	8,258
Boxline (No. 3) Corp.	February 2, 2024	YZJ2024-1612	Q4 2026	8,258
Boxsail (No. 5) Corp.	June 13, 2024	C9200-7	Q1 2027	9,200
Boxsail (No. 6) Corp.	June 13, 2024	C9200-8	Q2 2027	9,200
Boxline (No. 8) Corp	June 6, 2025	CV5900-09	Q2 2027	6,014
Boxline (No. 4) Corp.	February 2, 2024	YZJ2024-1613	Q2 2027	8,258
Boxline (No. 5) Corp.	March 8, 2024	YZJ2024-1625	Q2 2027	8,258
Boxline (No. 6) Corp.	March 8, 2024	YZJ2024-1626	Q3 2027	8,258
Boxline (No. 7) Corp.	May 30, 2024	YZJ2024-1668	Q3 2027	8,258
Boxsail (No. 10) Corp.	June 13, 2024	H2596	Q3 2027	9,200
Boxline (No. 9) Corp.	July 25, 2025	C7100-9	Q3 2027	7,165
Boxline (No. 10) Corp.	August 26, 2025	C7100-10	Q3 2027	7,165
Boxsail (No. 7) Corp.	June 13, 2024	C9200-9	Q4 2027	9,200
Boxsail (No. 11) Corp.	June 13, 2024	H2597	Q4 2027	9,200
Boxline (No. 11) Corp.	November 24, 2025	S1162	Q4 2027	1,800
Boxline (No. 12) Corp.	November 24, 2025	S1163	Q1 2028	1,800
Boxsail (No. 8) Corp.	June 13, 2024	C9200-10	Q2 2028	9,200
Boxline (No. 13) Corp.	November 24, 2025	S1164	Q2 2028	1,800
Boxsail (No. 9) Corp.	June 13, 2024	C9200-11	Q3 2028	9,200
Boxline (No. 14) Corp.	November 24, 2025	S1165	Q3 2028	1,800
Boxline (No. 15) Corp.	November 24, 2025	S1166	Q4 2028	1,800
Boxsail (No. 12) Corp.	December 3, 2025	H2638	Q4 2028	5,300
Boxline (No. 16) Corp.	November 24, 2025	S1167	Q1 2029	1,800
Boxsail (No. 13) Corp.	December 3, 2025	H2639	Q1 2029	5,300
Boxsail (No. 14) Corp.	December 3, 2025	H2640(3)	Q1 2029	5,300
Boxsail (No. 15) Corp.	December 3, 2025	H2641(3)	Q2 2029	5,300
			Total TEU	174,550

(1)	Twenty-feet equivalent unit, the international standard measure for containers and container vessels capacity.
(2)	Under construction container vessels’ expected delivery dates were sorted based on the upcoming deliveries.
(3)	Under construction containership vessels were added to our orderbook in the first quarter of 2026.

Operating capesize drybulk carrier vessels as of March 31, 2026:

			Year
Company	Date of Incorporation	Vessel Name	Built (2)	DWT (1)
Bulk No. 4 Corp.	July 14, 2023	Genius	2012	175,580
Bulk No. 2 Corp.	July 14, 2023	Achievement	2011	175,966
Bulk No. 3 Corp.	July 14, 2023	Ingenuity	2011	176,022
Bulk No. 8 Corp.	January 31, 2024	Danaos	2011	176,536
Bulk No. 10 Corp.	February 15, 2024	Valentine	2011	175,125
Bulk No. 1 Corp.	July 14, 2023	Integrity	2010	175,966
Bulk No. 5 Corp.	July 14, 2023	Peace	2010	175,858
Bulk No. 9 Corp.	February 2, 2024	Gouverneur	2010	178,043
Bulk No. 6 Corp.	September 15, 2023	W Trader	2009	175,879
Bulk No. 7 Corp.	September 25, 2023	E Trader	2009	175,886
Bulk No. 11 Corp.	October 6, 2025	John Junior (ex. Hebei No.1) (3)	2009	182,425
			Total DWT	1,943,286

(1)	DWT, dead weight tons, the international standard measure for drybulk vessels capacity.
(2)	Capesize drybulk carrier vessels are sorted by their year built, from newest to oldest.
(3)	On October 17, 2025, the Company entered into a Memorandum of Agreement to purchase a drybulk capesize vessel which was delivered to the Company on March 19, 2026 (Note 3).

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

1.	Basis of Presentation and General Information (Continued)

Under construction Newcastlemax drybulk vessels as of March 31, 2026:

			Expected
Company	Date of Incorporation	Hull No.	Delivery (2)	DWT (1)
Bulk No.12 Corp.	October 7, 2025	DJCFD010 (3)	Q2 2028	211,000
Bulk No.14 Corp.	February 16, 2026	DJCFD016 (3)	Q3 2028	211,000
Bulk No.13 Corp.	January 27, 2026	DJCFD011 (3)	Q4 2028	211,000
Bulk No.15 Corp.	February 16, 2026	DJCFD017 (3)	Q4 2028	211,000
			Total DWT	844,000

(1)	DWT, dead weight tons, the international standard measure for drybulk vessels capacity.
(2)	Under construction drybulk vessels’ expected delivery dates were sorted based on the upcoming deliveries.
(3)	Under construction drybulk vessels were added to our orderbook in the first quarter of 2026.

2.	Significant Accounting Policies

For a detailed discussion about the Company’s significant accounting policies, see Note 2 “Significant Accounting Policies” in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission on February 27, 2026. During the three months ended March 31, 2026, there were no significant changes made to the Company’s significant accounting policies.

3.	Fixed Assets, Net and Advances for Vessels Under Construction and Vessel Acquisition

Fixed assets, net consisted of the following (in thousands of US$):

	Vessel	Accumulated	Net Book
	Costs	Depreciation	Value
As of January 1, 2026	$4,892,047	$(1,622,344)	$3,269,703
Additions and vessel acquisition	26,368	—	26,368
Depreciation	—	(40,862)	(40,862)
As of March 31, 2026	$4,918,415	$(1,663,206)	$3,255,209

Capesize drybulk carrier vessel acquisition & Deliveries of newbuilding container vessels:

In the first quarter of 2026, the Company took delivery of the drybulk capesize vessel John Junior (ex. Hebei No.1) pursuant to a Memorandum of Agreement entered into in 2025, for a total purchase price of $25.0 million. In connection with this acquisition, the Company deposited $3.8 million into an escrow account in 2025, which, as of December 31, 2025, was recorded under “Advances for vessels under construction and vessel acquisition”. The remaining $21.2 million was paid during the three months ended March 31, 2026. The vessel was recognized under “Fixed assets at cost, net” at an aggregate cost of approximately $25.5 million, including capitalized acquisition and delivery-related expenses.

In 2025, the Company also took delivery of two 6,014 TEU newbuild container vessels, Phoebe and Greenhouse, both of which commenced long-term charters upon delivery. These vessels were transferred from “Advances for vessels under construction and vessel acquisition” to “Fixed assets at cost, net” at an aggregate cost of approximately $129.4 million.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

3.	Fixed Assets, Net and Advances for Vessels Under Construction and Vessel Acquisition (Continued)

Container vessels under construction:

During the three months ended March 31, 2026, the Company added two 5,300 TEU newbuilding containerships to its orderbook. In 2025, the Company added one 6,014 TEU, two 7,165 TEU, two 5,300 TEU and six 1,800 TEU newbuilding containerships to its orderbook. As of March 31, 2026, the Company has a total of 27 container vessels under construction, with scheduled deliveries between 2026 and 2029, as summarized below:

•	Seven 9,200 TEU vessels, contracted between June 2024 and December 2024 of which five are expected to be delivered in 2027 and two in 2028.
•	Seven 8,258 TEU vessels, contracted between June 2023 and July 2024 of which one is expected to be delivered in the third quarter of 2026, two in the fourth quarter of 2026, and the remaining four in 2027.
•	Two 7,165 TEU vessels, contracted in September 2025 and both are expected to be delivered in the third quarter of 2027.
•	One 6,014 TEU vessel, contracted in June 2025, which is expected to be delivered in 2027.
•	Four 5,300 TEU vessels, contracted in December 2025 and March 2026, of which three are expected to be delivered in 2028 and one in 2029.
•	Six 1,800 TEU vessels, contracted in December 2025, of which one is expected to be delivered in 2027, four in 2028 and one in 2029.

Drybulk vessels under construction:

In January and February 2026, the Company reached agreements with Chinese shipyards for the construction of four Newcastlemax drybulk carriers of approximately 211,000 DWT each and expected delivery dates in 2028.

As of March 31, 2026, the aggregate contracted purchase price of the 27 container vessels and the four drybulk vessels under construction amounted to $2,364.3 million, out of which $120.9 million, $190.0 million, $174.5 million and $28.3 million was paid in the three months ended March 31, 2026 and in the years ended December 31, 2025, 2024 and 2023, respectively. As of March 31, 2026, the future remaining contractual commitments for the 27 container and the four drybulk vessels under construction were as follows (in thousands of US$):

Payments due by twelve month period ending:	in '000s of US$
March 31, 2027	$568,749
March 31, 2028	778,787
March 31, 2029	477,864
March 31, 2030	25,224
Total contractual commitments	$1,850,624

Additionally, a supervision fee of $850.0 thousand per newbuilding vessel is payable to Danaos Shipping Company Limited (the “Manager”) over the construction period. Supervision fees totaling $0.9 million and $1.9 million were charged by the Manager and capitalized to the vessels under construction in the three months ended March 31, 2026 and in the year ended December 31, 2025, respectively. Interest expense amounting to $7.2 million and $21.6 million was capitalized to the vessels under construction in the three months ended March 31, 2026 and in the year ended December 31, 2025, respectively.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	Deferred Charges, net

Deferred charges, net consisted of the following (in thousands of US$):

Drydocking and Special Survey Costs
As of January 1, 2025	$58,759
Additions	39,671
Amortization	(44,074)
As of December 31, 2025	$54,356
Additions	13,882
Write-off	(1,773)
Amortization	(10,524)
As of March 31, 2026	$55,941

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked in more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred.

5.	Other Current and Non-current Assets

Other current and non-current assets consisted of the following (in thousands of US$):

	As of	As of
Other Current Assets	March 31, 2026	December 31, 2025
Marketable securities	$143,704	$120,244
Straight-lining of revenue	22,863	24,828
Claims receivable	7,692	9,978
Other current assets	8,536	16,087
Total other current assets	$182,795	$171,137

	As of	As of
Other Non-current Assets	March 31, 2026	December 31, 2025
Straight-lining of revenue	$22,078	$30,144
Equity Investment in Alaska LNG project	12,500	—
Other non-current assets	19,469	12,161
Total other non-current assets	$54,047	$42,305

Marketable securities:

In 2023, the Company acquired marketable securities of Eagle Bulk Shipping Inc., an owner of bulk carriers, which was listed on the New York Stock Exchange (Ticker: EGLE). On December 11, 2023, Star Bulk Carriers Corp. (Ticker: SBLK), a NASDAQ-listed owner and operator of drybulk vessels, and EGLE, announced that both companies had entered into a definitive agreement to combine in an all-stock merger, which was completed on April 9, 2024. Under the terms of the agreement, EGLE shareholders received 2.6211 shares of SBLK common stock in exchange for each share of EGLE common stock owned.

During the year ended December 31, 2025, the Company purchased an additional 2,185,967 shares of common stock of “SBLK” in the open market for $29.9 million. As of March 31, 2026 and December 31, 2025, the Company owned 6,256,181 shares of SBLK common stock.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Other Current and Non-current Assets (Continued)

Marketable securities (Continued):

As of March 31, 2026 and December 31, 2025, these marketable securities were fair valued at $143.7 million and $120.2 million, respectively and the Company recognized $23.5 million and $2.5 million gain, respectively on these marketable securities reflected under “Gain on investments” in the condensed consolidated statements of income in the three months ended March 31, 2026 and March 31, 2025, respectively. Additionally, the Company recognized dividend income on these shares amounting to $2.3 million in the three months ended March 31, 2026 and $0.3 million for the three months ended March 31, 2025, reflected under “Dividend income” in the condensed consolidated statements of income.

Investments accounted for under the equity method:

Equity Investment in Carbon Termination Technologies Corporation: In March 2023, the Company invested $4.3 million in the common shares of a newly established company, Carbon Termination Technologies Corporation (“CTTC”), incorporated in the Republic of the Marshall Islands, which engages in research and development of decarbonization technologies for the shipping industry. This investment represents a 49% ownership interest and is accounted for under the equity method of accounting. In 2024 and 2025, the Company provided an additional funding of approximately $2.5 million to CTTC which bears interest at a rate of SOFR plus a margin of 2.0% and pursuant to an amendment executed on October 3, 2025, with a maturity date of December 31, 2026. On March 10, 2026, the Company provided an additional $0.4 million to CTTC under the existing facility which was recorded under “Other current assets” in the condensed consolidated balance sheet. The Company’s share of CTTC’s expenses amounted to $0.3 million and $0.2 million for the three months ended March 31, 2026 and 2025, respectively, and is presented in the consolidated statements of income under “Loss on equity investments”. As of March 31, 2026, the carrying value of the equity method investment has been reduced to nil. In accordance with ASC 323-10-35-28, the Company's cumulative share of losses in excess of the investment carrying value has been applied against the outstanding loan receivable balance.

Equity Investment in Alaska LNG Project: In January 2026, the Company entered into a non-controlling investment in Glenfarne Alaska Partners LLC (the “Investee”), an unconsolidated third-party limited liability company formed in connection with the Alaska LNG project, that is accounted for under the equity method of accounting in accordance with ASC 323. The Company does not control the Investee and does not participate in its management or policy-making activities. The Company’s investment in this Investee amounted to $12.5 million as of March 31, 2026 and is included in “Other non-current assets” in the consolidated balance sheet. The remaining commitment of $37.5 million is expected to be drawn over time in accordance with the terms of the partnership agreement.

6.	Accrued Liabilities

Accrued liabilities consisted of the following (in thousands of US$):

	As of March 31, 2026	As of December 31, 2025
Accrued interest	$4,186	$16,402
Accrued dry-docking expenses	5,269	2,594
Accrued expenses	12,570	9,776
Total	$22,025	$28,772

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet as of March 31, 2026 and December 31, 2025.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

7.	Long-Term Debt, net

Long-term debt, net consisted of the following (in thousands of US$):

	As of	As of
Credit Facility	March 31, 2026	December 31, 2025
Syndicated $450.0 mil. Facility	$116,375	$335,210
Citibank $382.5 mil. Revolving Credit Facility	—	—
Syndicated $850.0 mil. Facility	—	—
JOLCO Facilities	429,888	79,806
Senior unsecured notes	500,000	762,766
Total long-term debt	$1,046,263	$1,177,782
Less: Deferred finance costs (long term portion)	(17,830)	(17,032)
Less: Unamortized debt discount	(3,107)	(3,226)
Less: Current portion, gross of deferred finance costs	(21,813)	(285,448)
Total long-term debt net of current portion and long term portion of deferred finance costs	$1,003,513	$872,076

Secured Credit Facilities:

Syndicated $450.0 mil. Facility

In March 2024, the Company entered into a syndicated secured loan facility agreement providing for a maximum principal amount of up to $450.0 million (the “Syndicated $450.0 mil. Facility”). The facility was initially secured by eight of the Company’s container vessels, including the vessel Greenhouse, which was under construction and delivered to the Company in the fourth quarter of 2025. In September 2025, the Company submitted a cancellation notice to the bank related to the undrawn $44.0 million tranche associated with Greenhouse and the vessel was subsequently financed under a Japanese Operating Lease with Call Option arrangement (see “JOLCO Facilities”).

The facility was structured in separate vessel tranches, each drawn upon delivery of the respective vessel. As of March 31, 2026, all seven vessel tranches had been fully utilized. Each drawn vessel tranche is repayable in 20 equal quarterly instalments ranging from $0.6 million to $0.9 million per tranche, followed by a balloon payment due on the fifth anniversary of each tranche, ranging from $31.8 million to $45.5 million, with final maturities extending through September 2030. Borrowings under the facility bear interest at SOFR plus a margin of 1.85% and are subject to a commitment fee of 0.74% on undrawn amounts. On October 1, 2025, the Company prepaid the outstanding principal amount of $42.78 million related to the newbuilding vessel Phoebe, which had been drawn in January 2025 and the vessel was subsequently financed under a Japanese Operating Lease with Call Option arrangement (see “JOLCO Facilities”).

On March 2, 2026, the Company together with the quarterly instalments for the tranches relating to the vessels Catherine C, Greenland, Interasia Accelerate, and Interasia Amplify, also prepaid in full the outstanding principal amounts of these tranches. In connection with this prepayment, unamortized deferred financing costs of $2.4 million were written off and recognized as “Loss on debt extinguishment” in the condensed consolidated statement of income.

Citibank $382.5 mil. Revolving Credit Facility

In December 2022, the Company early extinguished the remaining $437.75 million outstanding under the then existing Citibank/NatWest $815.0 million facility and replaced it with a $382.5 mil. Revolving Credit Facility with Citibank (the “Citibank $382.5 mil. Revolving Credit Facility”) and with Alpha Bank $55.25 mil. Facility (as defined below). As of March 31, 2026, no amounts were drawn down under Citibank $382.5 mil. Revolving Credit Facility. The Citibank $382.5 million Revolving Credit Facility is a reducing facility and is repayable over five years through 20 quarterly commitment reductions of $11.25 million each, followed by a final reduction of $157.5 million at maturity in December 2027. Borrowings under this facility bear interest at SOFR plus a margin of 2.0%, and a commitment fee of 0.8% is payable on the undrawn portion. The facility is secured by sixteen of the Company’s vessels.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

7.	Long-Term Debt, net (Continued)

Secured Credit Facilities (Continued):

Syndicated $850.0 mil. Facility

In February 2025, the Company entered into a syndicated loan facility agreement for a maximum principal amount of up to $850.0 million (the “Syndicated $850.0 mil. Facility”), to finance a portion of the purchase price of 14 newbuilding container vessels. The facility is expected to be drawn upon delivery of each vessel in separate tranches. Each vessel tranche is repayable in 20 equal quarterly instalments of approximately $0.8 million per tranche followed by a final payment on the fifth anniversary of each vessel’s tranche of between $42.4 million and $46.7 million per tranche up to December 2033. The facility bears interest at SOFR plus a margin of 1.65% and commitment fee of 0.50%. As of March 31, 2026, no amounts were drawn down under Syndicated $850.0 mil. Facility.

JOLCO Facilities

In October 2025 and December 2025, the Company entered into Japanese Operating Lease with Call Option arrangements (the “JOLCO Facilities”) to finance the container vessels Phoebe and Greenhouse, respectively, and during the three months ended March 31, 2026, the Company entered into additional JOLCO Facilities to finance the container vessels Interasia Accelerate, Interasia Amplify, Catherine C, Greenland, Greenville and Greenfield. Although legal title to the vessels was transferred to the respective lessors as part of these arrangements, the transactions did not qualify as sales under the sale-leaseback guidance in ASC 842 (which incorporates the sale criteria in ASC 606) and are therefore accounted for as failed sale-leaseback transactions and financing arrangements in accordance with ASC 470. Accordingly, the vessels continue to be recognized within “Fixed assets, net” on the Company’s condensed consolidated balance sheets and are depreciated over their remaining useful lives, and the proceeds received are recognized as financing liabilities. Each facility provides funding ranging from $80.0 million to $103.5 million, has an approximate term of eight years and includes call options that allow the Company to repurchase the respective vessels at specified dates during the term of the arrangements.

As of March 31, 2026, the Company had drawn $431.0 million in aggregate proceeds under these arrangements, which were recognized as financing liabilities, while the remaining $307.0 million commitment relates to the Greenland, Greenville and Greenfield facilities, which will be drawn subsequent to March 31, 2026. The undrawn commitments are subject to customary conditions precedent to drawdown under the respective agreements. As of March 31, 2026, in relation to the five JOLCO Facilities under which amounts had been drawn, debt issuance costs of $5.0 million were deferred and are being amortized over the term of the facilities using the effective interest method. Below is a summary of JOLCO facilities (amounts in millions of US$):

Vessel	Signing Date	Drawdown Date	Facility Amount	Balance as of March 31, 2026
Phoebe	October 2025	October 2025	$80.0	$79.2
Greenhouse	December 2025	January 2026	$80.0	$79.7
Interasia Accelerate	March 2026	March 2026	$85.5	$85.5
Interasia Amplify	March 2026	March 2026	$85.5	$85.5
Catherine C	March 2026	March 2026	$100.0	$100.0
Greenland	March 2026	April 2026(1)	$100.0	$—
Greenville	March 2026	June 2026(2)	$103.5	$—
Greenfield	March 2026	June 2026(2)	$103.5	$—
				$429.9

(1)	Facility was drawn on April 16, 2026 (Note 16).
(2)	The undrawn facility amount is subject to customary conditions precedent to drawdown under the respective agreement.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

7.	Long-Term Debt, net (Continued)

Secured Credit Facilities (Continued):

The Citibank $382.5 mil. Revolving Credit Facility and Syndicated $450.0 million Facility contain a requirement to maintain minimum fair market value of collateral vessels to loan value coverage of 120%. Additionally, the Citibank $382.5 mil. Revolving Credit Facility, Syndicated $450.0 million Facility and JOLCO Facilities require the Company to maintain the following financial covenants:

(i)	minimum liquidity of $30.0 million;
(ii)	maximum consolidated debt (less cash and cash equivalents) to consolidated EBITDA ratio of 6.5x; and
(iii)	minimum consolidated EBITDA to net interest expense ratio of 2.5x.

Each of the secured credit facilities are collateralized by first preferred mortgages over the vessels financed, general assignment of charter hire, freights, income and earnings, the assignment of insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and benefits from corporate guarantees (as noted below, the Company’s senior unsecured notes are not collateralized). The Company was in compliance with the financial covenants contained in the credit facilities agreements as of March 31, 2026 and December 31, 2025, respectively. Nineteen of the Company’s vessels having a net carrying value of $1,312.8 million as of March 31, 2026, were subject to first preferred mortgages as collateral to the Company’s secured credit facilities.

As of March 31, 2026, there was a $236.25 million remaining borrowing availability under the Company’s Citibank $382.5 million Revolving Credit Facility, $850.0 million under the Syndicated $850.0 mil. Facility and $307.0 million under the JOLCO Facilities.

Credit Facilities early prepaid during the year ended December 31, 2025:

BNP Paribas/Credit Agricole $130 mil. Facility

In June 2022, the Company put in place a $130.0 million senior secured term loan facility with BNP Paribas and Credit Agricole (the “BNP Paribas/Credit Agricole $130 mil. Facility”), which is secured by six 5,466 TEU sister vessels acquired in 2021. The facility is repayable in eight quarterly instalments of $5.0 million followed by twelve quarterly instalments of $1.9 million, together with a balloon payment of $67.2 million payable at maturity of the facility’s five year term in June 2027. The facility bore interest at SOFR plus a margin of 2.16% as adjusted by the sustainability margin adjustment. On December 1, 2025, the Company early prepaid the outstanding principal amount of $78.6 million under the BNP Paribas/Credit Agricole $130.0 million Facility. Following this prepayment, no balance remained outstanding thereafter.

Alpha Bank $55.25 mil. Facility

In December 2022, the Company entered into a $55.25 million secured credit facility with Alpha Bank, which was fully utilized (the “Alpha Bank $55.25 mil. Facility”). The Alpha Bank $55.25 mil. Facility was repayable over five years in 20 consecutive quarterly instalments of $1.875 million each, with a balloon payment of $17.75 million due at maturity in December 2027. This facility bore interest at SOFR plus a margin of 2.3% and was secured by two of the Company’s vessels. On December 1, 2025, the Company early prepaid the outstanding principal amount of $32.8 million under the Alpha Bank $55.25 mil. Facility. Following this prepayment, no balance remained outstanding thereafter.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

7.	Long-Term Debt, net (Continued)

Unsecured Credit Facilities:

6.875% Senior Unsecured Notes Due 2032

On October 16, 2025, the Company issued in a private placement, $500.0 million aggregate principal amount of 6.875% senior unsecured notes due 2032 (the “6.875% Senior Notes”). The 6.875% Senior Notes were issued at a price of 99.335% of par, resulting in gross proceeds of $496.7 million. The 6.875% Senior Notes mature on October 15, 2032 and bear interest at a rate of 6.875% per annum, payable semiannually in arrears March 1 and September 1, beginning March 1, 2026. The Notes were recorded at their initial carrying amount, which consisted of the cash proceeds received, net of the original issue discount. The Company is amortizing the original issue discount over the term of the 6.875% Senior Notes using the effective interest method. The amount of $12.8 million of bond issuance costs were deferred over the life of the bond and recognized through the effective interest method.

The Company may redeem some or all of the 6.875% Senior Notes at any time or from time to time for cash: (i) prior to October 15, 2028, at 100.000% of the principal amount of such notes, plus an applicable make-whole premium and accrued and unpaid interest; (ii) on or after October 15, 2028 and prior to October 15, 2029, at 103.438% of the principal amount, plus accrued and unpaid interest; (iii) on or after October 15, 2029 and prior to October 15, 2030, at 101.719% of the principal amount, plus accrued and unpaid interest; and (iv) on or after October 15, 2030 and prior to maturity, at 100.000% of the principal amount, in each case plus accrued and unpaid interest to, but not including, the redemption date.

Subject to certain conditions, at any time and from time to time prior to October 15, 2028, the Company may redeem up to 40% of the original aggregate principal amount of the 6.875% Senior Notes with the net cash proceeds of public equity offerings of the Company and certain equity contributions at a redemption price of 106.875% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date; provided that at least 60% of the original aggregate principal amount of the 6.875% Senior Notes remains outstanding.

8.500% Senior Unsecured Notes Due 2028

On February 11, 2021, the Company issued in a private placement, $300.0 million aggregate principal amount of 8.500% senior unsecured notes due 2028 (the “8.500% Senior Notes”), which bore interest at a fixed rate of 8.500% per annum and were scheduled to mature on March 1, 2028. Interest was payable semi-annually. The Company had previously repurchased $37.2 million aggregate principal amount of the notes in December 2022 in a privately negotiated transaction. In connection with the scheduled redemption, the Company fully repaid the outstanding principal amount of $262.8 million on March 2, 2026. Upon repayment, the remaining unamortized deferred issuance costs of $2.2 million were written off.

Principal Payments of Secured and Unsecured Credit Facilities:

The scheduled debt maturities of long-term debt subsequent to March 31, 2026 are as follows (in thousands of US$):

Payments due by twelve month period ending:	Principal repayments
March 31, 2027	$21,813
March 31, 2028	24,920
March 31, 2029	25,996
March 31, 2030	115,460
March 31, 2031	21,236
March 31, 2032 and thereafter	836,838
Total long-term debt	$1,046,263

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

7.	Long-Term Debt, net (Continued)

Interest and Finance costs:

The amounts of “Interest and finance costs” included in the condensed consolidated income statements are analyzed as follows (in thousands of US$):

	Three months ended March 31,
	2026	2025
Interest on secured and unsecured credit facilities	$18,181	$13,694
Less: Interest capitalized	(7,287)	(4,449)
Amortization of debt issuance costs & debt discount	965	758
Interest and finance costs	$11,859	$10,003

The Company recognized $4.6 million and nil under “Loss on debt extinguishment” in the condensed consolidated statements of income for the three months ended March 31, 2026 and 2025, respectively. These amounts relate to the write-off of unamortized debt issuance costs, commitment fees and other expenses incurred in connection with the extinguishment of debt, including the repayment of 8.500% Senior Notes.

The weighted-average interest rate on long-term borrowings was 6.57% and 7.04% for the three months ended March 31, 2026 and 2025, respectively.

8.	Financial Instruments

The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk: Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.

Fair Value: The carrying amounts reflected in the accompanying condensed consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of senior unsecured notes is measured based on quoted market prices. The fair value of marketable securities is measured based on the closing price of the securities on a stock exchange.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

8.	Financial Instruments (Continued)

a. Interest Rate Swap Hedges

The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $0.9 million was reclassified into earnings for the three months ended March 31, 2026 and 2025, representing its amortization over the depreciable life of the vessels. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.

b. Fair Value of Financial Instruments

The Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy.

Level I: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of March 31, 2026 and December 31, 2025.

The estimated fair values of the Company’s financial instruments are as follows (in thousands of US$):

		As of March 31, 2026		As of December 31, 2025
	Balance Sheet Location	Book Value	Fair Value	Book Value	Fair Value
		(in ‘000s of US$)
ASSETS
Cash and cash equivalents	Cash and cash equivalents	$876,207	$876,207	$1,037,292	$1,037,292
Marketable securities	Other current assets	$143,704	$143,704	$120,244	$120,244
LIABILITIES
Secured long-term debt, including current portion (1)	Current portion of long-term debt, net & Long-term debt, net	$546,263	$546,263	$415,016	$415,016
Unsecured long-term debt (1)	Current portion of long-term debt, net & Long-term debt, net	$500,000	$510,625	$762,766	$782,269

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

8.	Financial Instruments (Continued)

b. Fair Value of Financial Instruments (Continued)

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of March 31, 2026 (in thousands of US$):

		Fair Value Measurements
		as of March 31, 2026
	Balance Sheet Location	Total	(Level I)	(Level II)	(Level III)
		(in ‘000s of US$)
ASSETS
Marketable securities	Other current assets	$143,704	$143,704	$—	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of March 31, 2026 (in thousands of US$):

		Fair Value Measurements
		as of March 31, 2026
	Balance Sheet Location	Total	(Level I)	(Level II)	(Level III)
		(in ‘000s of US$)
ASSETS
Cash and cash equivalents	Cash and cash equivalents	$876,207	$876,207	$—	$—
LIABILITIES
Secured long-term debt, including current portion (1)	Current portion of long-term debt, net & Long-term debt, net	$546,263	$—	$546,263	$—
Unsecured long-term debt (1)	Long-term debt, net	$510,625	$510,625	$—	$—

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2025 (in thousands of US$):

		Fair Value Measurements
		as of December 31, 2025
	Balance Sheet Location	Total	(Level I)	(Level II)	(Level III)
		(in ‘000s of US$)
ASSETS
Marketable securities	Other current assets	$120,244	$120,244	$—	$—

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

8.	Financial Instruments (Continued)

b. Fair Value of Financial Instruments (Continued)

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2025 (in thousands of US$):

		Fair Value Measurements
		as of December 31, 2025
	Balance Sheet Location	Total	(Level I)	(Level II)	(Level III)
		(in ‘000s of US$)
ASSETS
Cash and cash equivalents	Cash and cash equivalents	$1,037,292	$1,037,292	$—	$—
LIABILITIES
Secured long-term debt, including current portion (1)	Current portion of long-term debt, net & Long-term debt, net	$415,016	$—	$415,016	$—
Unsecured long-term debt (1)	Current portion of long-term debt, net & Long-term debt, net	$782,269	$782,269	$—	$—

(1)	Secured and unsecured long-term debt, including current portion is presented gross of deferred finance costs of $17.8 million (current and non current portions) and $22.7 million as of March 31, 2026 and December 31, 2025, respectively. The fair value of the Company’s secured debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities.

9.	Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business.

The Company has outstanding commitments under vessel construction contracts as of March 31, 2026, see Note 3 “Fixed Assets, Net and Advances for Vessels Under Construction and Vessel Acquisition”.

10.	Stockholders’ Equity

During the three month period ended March 31, 2026, the Company declared a dividend of $0.90 per share of common stock amounting to $16.4 million, which was paid in March 2026. During the three month period ended March 31, 2025, the Company declared a dividend of $0.85 per share of common stock amounting to $15.8 million, which was paid in February 2025. The Company issued five and four shares of common stock pursuant to its dividends reinvestment plan in the three month periods ended March 31, 2026 and March 31, 2025, respectively.

In June 2022, the Company announced a share repurchase program of up to $100.0 million of the Company’s common stock. This share repurchase program was upsized by $100.0 million on November 10, 2023 and by an additional $100.0 million on April 14, 2025 for a total aggregate amount of $300.0 million. The Company repurchased 60,819 shares of its common stock in the open market for $5.9 million in the three months ended March 31, 2026; 927,527 shares for $76.1 million in the year ended December 31, 2025; 661,103 shares for $53.9 million in the year ended December 31, 2024; 1,131,040 shares for $70.6 million in the year ended December 31, 2023 and 466,955 shares for $28.6 million in the year ended December 31, 2022. In total, as of March 31, 2026, the Company had repurchased a total of 3,247,444 shares of common stock for $235.1 million under this repurchase program. During the three months ended March 31, 2026, the Company settled $0.9 million of share repurchases that were executed in the fourth quarter of 2025, which are included in cash paid for repurchases of common stock in the condensed consolidated statement of cash flows.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

10.	Stockholders’ Equity (Continued)

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods.

In August 2025, the Company granted 100,000 shares to the Manager for the year ending December 31, 2026 under the amended and restated management agreement with the Manager as described in Note 13 “Related Party Transactions”. The fair value of shares granted was calculated based on the closing trading price of the Company’s shares at the grant date.

In December 2024, the Company granted 30,000 shares of restricted stock to certain employees of the Manager, out of which 2,000 shares vested in December 2025, 4,000 shares will vest in December 2026, 8,000 shares in December 2027 and the remaining 16,000 shares in December 2028. As of March 31, 2026, 28,000 shares remained unvested and will remain restricted until they vest. The vesting of these shares is subject to satisfaction of the vesting terms, under the Company’s 2006 Equity Compensation Plan, as amended. The 30,000 restricted shares were issued and outstanding as of December 31, 2024, with aggregate compensation expense of $2.3 million related thereto expected to be recognized as the shares vest over a four-year period. In relation to the vesting of these 28,000 restricted shares to certain employees of the Manager and the 100,000 shares to vest to the Manager at the end of 2026 under the amended and restated management agreement (please refer to Note 13 “Related Party Transactions”), an amount of $2.4 million was recorded in the three months ended March 31, 2026 under “General and administrative expenses” in the condensed consolidated income statements. As of March 31, 2026, the weighted-average remaining term of the Manager’s compensation stock relating to non-vested restricted shares not yet recognized was $8.4 million, and is expected to be recognized over the weighted average period of 1.1 years.

The aggregate number of shares of common stock for which awards may be granted under the Plan shall not exceed 1,000,000 shares plus the number of unvested shares granted before August 2, 2019. The equity awards may be granted by the Company’s Compensation Committee or Board of Directors under its amended and restated 2006 equity compensation plan. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence.

In November 2024, the Company granted 100,000 fully vested shares to executive officers.

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008, and amended effective August 26, 2025. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. Following the last of each calendar quarter, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar quarter. During the three months ended March 31, 2026 and March 31, 2025, none of the directors elected to receive their compensation in Company shares.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

11.	Lease Arrangements

Charters-out

As of March 31, 2026, the Company generated operating revenues from its 75 container vessels on time charters or bareboat charter agreements, with remaining terms ranging from less than one year to 2032. Additionally, the Company contracted 5-year, 7-year and 10-year time charter agreements for the 21 out of 27 container vessels under construction as of March 31, 2026. Under the terms of the charter party agreements, most charterers have options to extend the duration of contracts ranging from less than one year to four years after the expiration of the contract. The Company determines fair value of its vessels at the lease commencement date and at the end of lease term for lease classification with the assistance from valuations obtained by third party independent shipbrokers. The Company manages its risk associated with the residual value of its vessels after the expiration of the charter party agreements by seeking multi-year charter arrangements for its vessels.

In May 2022, the Company received $238.9 million of charter hire prepayment related to charter contracts for 15 of the Company’s vessels, representing partial prepayment of charter hire payable up to January 2027. This charter hire prepayment is recognized in revenue through the remaining period of each charter party agreement, in addition to the contracted future minimum payments reflected in the table below. As of March 31, 2026, the outstanding balances of the current and non - current portion of unearned revenue in relation to this prepayment amounted to $17.1 million and nil, respectively. As of December 31, 2025, the outstanding balances of the current and non - current portion of unearned revenue in relation to this prepayment amounted to $20.3 million and $2.6 million, respectively.

The future minimum payments, expected to be received on non-cancellable time charters and bareboat charters classified as operating leases consisted of the following as of March 31, 2026 (in thousands of US$):

Period	in '000s of US$
2026 (remaining)	$734,852
2027	934,739
2028	741,608
2029	566,282
2030	388,000
2031 and thereafter	690,938
Total future rentals	$4,056,419

Rentals from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the future minimum rentals, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

12.	Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended March 31,
	2026	2025
Numerator:
Net income (in thousands of US$)	$140,421	$115,147

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	18,210	18,750
Effect of dilutive securities:
Dilutive effect of non-vested shares	23	31
Diluted weighted average common shares outstanding	18,233	18,781

Basic earnings per share (in US$ per share)	$7.71	$6.14
Diluted earnings per share (in US$ per share)	$7.70	$6.13

13.	Related Party Transactions

On February 3, 2025, the Company entered into an amended and restated management agreement with Danaos Shipping Co. Ltd (the “Manager” or “Danaos Shipping”), effective as of January 1, 2025 until December 31, 2025, removing the provision of certain commercial services provided to the Company by Danaos Shipping and the related fees payable by the Company. Under this agreement the Company pays to the Manager the following fees:

(i)	an annual management fee of $2.0 million and 100,000 shares of the Company’s common stock, payable annually,

(ii)	a daily vessel management fee of $475 for vessels on bareboat charter, pro - rated for the number of calendar days the Company owns each vessel,

(iii)	a daily vessel management fee of $950 for vessels on time charter and voyage charter, pro - rated for the number of calendar days the Company owns each vessel,

(iv)	a flat fee of $850 thousand per newbuilding vessel, which is capitalized to the newbuilding cost, for the on premises supervision of any newbuilding contracts by selected engineers and others of its staff, and

(v)	a fee of $1 per Emission Allowance required to be surrendered by the Responsible entity under the EU ETS or any other applicable emission scheme in any calendar year.

On August 1, 2025, the Company further amended the management agreement with the Manager to extend the termination date to December 31, 2026, and under which the Company will pay the following fees:

(i)	an annual management fee of (a) $2.0 million for the remainder of 2025 and (b) $2.5 million effective as of January 1, 2026,

(ii)	100,000 shares of the Company’s common stock, payable annually in the fourth quarter of each year,

(iii)	a daily vessel management fee of (a) $475 for vessels on bareboat charter for the remainder of 2025 and (b) $550 for vessels on bareboat charter for 2026, effective as of January 1, 2026, each pro-rated for the number of calendar days the Company owns each vessel,

(iv)	a daily vessel management fee (a) of $950 for vessels on time charter or voyage charter for the remainder of 2025 and (b) of $1,100 for vessels on time charter or voyage charter for 2026, effective as of January 1, 2026, each pro-rated for the number of calendar days the Company owns each vessel,

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

13.	Related Party Transactions (Continued)

(v)	a flat fee of $850 thousand per newbuilding vessel, which is capitalized to the newbuilding cost, for on premises supervision of any newbuilding contracts by selected engineers and other staff, and

(vi)	a fee of $1 per Emission Allowance required to be surrendered by the Responsible entity under the EU ETS or any other applicable emission scheme in any calendar year.

On February 3, 2025, the Company entered into a brokerage services agreement with Danaos Chartering Services Inc. (“Danaos Chartering”), effective as of January 1, 2025 until December 31, 2025, for the provision of commercial services at the same fees previously payable to Danaos Shipping Company Limited. Danaos Chartering, a newly-formed affiliate of Danaos Shipping, is ultimately owned by Danaos Investment Limited (“DIL”), the Company’s largest stockholder. On August 1, 2025, the Company amended the brokerage services agreement with Danaos Chartering to extend the termination date to December 31, 2026. Except for this change in the termination time, all other terms and fee structures of the agreement remain unchanged, under which the Company will pay:

(i)	a management fee of 1.25%

(ii)	on all freight, charter hire, ballast bonus and demurrage for each vessel, and

(iii)	a fee of 1.0% based on the contract price of any vessel bought or sold by it on the Company’s behalf, including newbuilding contracts.

For the three month period ended March 31, 2026 and 2025, management fees to Danaos Shipping amounted to $9.0 and $7.7 million, respectively, and are presented under “General and administrative expenses” in the condensed consolidated statements of income. For each of the three month periods ended March 31, 2026 and 2025, commissions for commercial services to Danaos Chartering and Danaos Shipping amounted to $3.2 million, and are presented under “Voyage expenses” in the condensed consolidated statements of income. Commissions on the contract price of newly acquired vessels charged by Danaos Chartering and Danaos Shipping totaled $0.3 million and $1.2 million in the three months ended March 31, 2026 and the year ended December 31, 2025, respectively, and were capitalized to the cost of the newly acquired vessels. Additionally, supervision fees for vessels under construction charged by Danaos Shipping and capitalized to vessels under construction totaled $0.9 million and $1.9 million in the three months ended March 31, 2026 and the year ended December 31, 2025, respectively.

The balance “Due from related parties” in the condensed consolidated balance sheets totaling $57.1 million and $46.8 million as of March 31, 2026 and December 31, 2025, respectively, represents advances to the Manager on account of the vessels’ operating and other expenses.

The defined benefit obligation for executive officers of $21.4 million and $21.5 million is presented within “Other long-term liabilities” in the condensed consolidated balance sheets as of March 31, 2026 and December 31, 2025, respectively. Prior service cost related to this obligation of $0.5 million and $0.3 million was reclassified from accumulated other comprehensive loss to “Other income/(expense) net” for the three months ended March 31, 2026 and 2025, respectively. Foreign exchange resulted in a gain of $0.5 million and a loss of $0.5 million, which were recognized in “Other income/(expense) net” for the three months ended March 31, 2026 and 2025, respectively. Interest cost of $0.2 million and $0.1 million was recognized in “Other finance expenses” for the three months ended March 31, 2026 and 2025, respectively. In addition, $2.2 million of amortization related to prior service cost and net loss is expected to be reclassified to “Other income/(expense) net” during the twelve-month period ending March 31, 2027.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

14.	Operating Revenue

Operating revenue from time charters and bareboat charters and voyage charters for the three months ended March 31, 2026 and 2025, were as follows:

	Three months ended March 31,
	2026	2025
Time charters and bareboat charters	$240,944	$239,572
Voyage charters	12,754	13,735
Total Operating Revenue	$253,698	$253,307

As of March 31, 2026 and December 31, 2025, the Company had accounts receivable from voyage charter agreements amounting to $1.7 million and $3.1 million, respectively, and are presented under “Accounts receivable, net” in the condensed consolidated balance sheets.

The operating revenues received in advance from voyage charter agreements amounting to nil is presented under current “Unearned revenue” in the condensed consolidated balance sheets as of March 31, 2026 and December 31, 2025, respectively. Unearned revenue as of December 31, 2025 was recognized in earnings in the three months ended March 31, 2026 as the performance obligations were satisfied in that period. Unearned revenue related to voyage charter agreements in progress as of March 31, 2026 will be recognized in earnings as performance obligations will be satisfied.

Further, as of March 31, 2026, capitalized contract fulfilment costs, which are recorded under “Other current assets” in the condensed consolidated balance sheets, decreased by $1.4 million compared to December 31, 2025, to $0.1 million from $1.5 million. The outstanding balance is mainly affected by the timing of commencement of revenue recognition.

During the three months ended March 31, 2026, the Company entered into early termination agreements for certain vessels operating under time charter arrangements. In connection with these time charter terminations, the Company recorded a $4.9 million net gain within “Voyage Expenses”, in the condensed consolidated statement of income. The net gain mainly reflects the retention of bunkers on redelivery at no consideration.

15.	Segments

Until the acquisition of the drybulk vessels in 2023, the Company reported financial information and evaluated its operations by total charter revenues. Since 2023, for management purposes, the Company is organized based on operating revenues generated from container vessels and drybulk vessels and have two reporting segments: (1) a container vessels segment and (2) a drybulk vessels segment. The container vessels segment owns and operates container vessels which are primarily chartered on multi-year, fixed-rate time charter and bareboat charter agreements. The drybulk vessels segment owns and operates drybulk vessels to provide drybulk commodities transportation services.

The Company’s chief operating decision maker ("CODM") is the Chief Executive Officer. The CODM monitors and assesses the performance of the container vessels segment and the drybulk vessels segment based on each segment’s net income. The CODM uses segment net income to evaluate the overall profitability of each segment on a consistent basis, identify trends in segment-level operating performance, and make decisions regarding the allocation of capital between the two segments. Items included in the applicable segment's net income are directly allocated to the extent that the items are directly or indirectly attributable to the segments. With regards to the items that are allocated by indirect calculations, their allocation is commensurate to the utilization of key resources. Other segment items include components that are not allocated to any of the Company’s reportable segments and include equity investments accounted for using the equity method of accounting and investments in marketable securities. These items are reviewed by the CODM at the consolidated level and are not considered in the evaluation of individual segment performance.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

15.	Segments (Continued)

The following table summarizes the Company’s selected financial information for the three months ended March 31, 2026, by segment (in thousands of US$):

	Container	Dry bulk
	vessels	vessels
Income Statement Metrics for the three months ended March 31, 2026 (1)	segment	segment	Total
	(in ‘000s of US$)
Operating revenues	$229,550	$24,148	$253,698
Voyage expenses	(3,634)	(7,087)	(10,721)
Vessel operating expenses	(42,857)	(7,127)	(49,984)
Depreciation	(37,501)	(3,361)	(40,862)
Amortization of deferred drydocking and special survey costs	(8,874)	(3,423)	(12,297)
Interest income (excluding interest income from equity investments)	7,518	—	7,518
Interest expense	(11,859)	—	(11,859)
Loss on debt extinguishment	(4,622)	—	(4,622)
Other segment items (2)	(14,468)	(1,519)	(15,987)
Net Income per segment	$113,253	$1,631	$114,884
Gain on investments, dividend income, interest income from equity investments and loss on equity investments			25,537
Net Income			$140,421

(1)	In the table below, the significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

(2)	Other segment items for each reportable segment include general and administrative expenses, other finance expenses, other income/(expenses), net, and loss on derivatives.

The following table summarizes the Company’s selected balance sheet metrics as of March 31, 2026, by segment (in thousands of US$):

	Container	Dry bulk
	vessels	vessels
Balance Sheet Metrics as of March 31, 2026	segment	segment	Total
	(in ‘000s of US$)
Total Assets per segment	$4,660,691	$303,239	$4,963,930
Marketable Securities (1)			143,704
Receivable from equity investments (1)			435
Total Assets			$5,108,069

(1)	Reflected under “Other current assets” in the condensed consolidated balance sheet.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

15.	Segments (Continued)

The following table summarizes the Company’s selected financial information for the three months ended March 31, 2025, by segment (in thousands of US$):

	Container	Dry bulk
	vessels	vessels
Income Statement Metrics for the three months ended March 31, 2025 (1)	segment	segment	Total
	(in ‘000s of US$)
Operating revenues	$236,190	$17,117	$253,307
Voyage expenses	(8,785)	(9,350)	(18,135)
Vessel operating expenses	(43,874)	(7,828)	(51,702)
Depreciation	(36,764)	(3,264)	(40,028)
Amortization of deferred drydocking and special survey costs	(9,051)	(1,919)	(10,970)
Interest income (excluding interest income from equity investments)	3,578	—	3,578
Interest expense	(10,003)	—	(10,003)
Other segment items (2)	(12,246)	(1,298)	(13,544)
Net Income per segment	$119,045	$(6,542)	$112,503
Gain on investments, dividend income, interest income from equity investments and loss on equity investments			2,644
Net Income			$115,147

(1)	In the table below, the significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for each reportable segment include general and administrative expenses, other finance expenses, other income/(expenses), net, and loss on derivatives.

The following table summarizes the Company’s selected balance sheet metrics as of December 31, 2025, by segment (in thousands of US$):

	Container	Dry bulk
	vessels	vessels
Balance Sheet Metrics as of December 31, 2025	segment	segment	Total
	(in ‘000s of US$)
Total Assets per segment	$4,717,465	$275,965	$4,993,430
Marketable Securities (1)			120,244
Receivable from equity investments (1)			256
Total Assets			$5,113,930

(1)	Reflected under “Other current assets” in the condensed consolidated balance sheet.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

16.	Subsequent Events

In April 2026, the Company drew down $100.0 million under the JOLCO Facilities in respect of the vessel Greenland (as described in Note 7).

In April 2026, the Company entered into an irrevocable share subscription agreement to acquire 45,454,545 ordinary shares, an approximately 1.9% equity interest, of Yoda PLC (CSE: YODA), a Cyprus-listed investment company. Yoda PLC’s portfolio is focused on shipping investments in the LNG and container sectors, real estate and other participations including healthcare. The shares were subscribed at €1.10 per share for total consideration of €50.0 million (approximately $58.6 million), settled in cash. The investment does not confer board representation or significant influence over Yoda’s financial and operating policies.

In early May 2026, the Company added two 5,000 TEU containership vessels to its orderbook with deliveries in 2027.

On May 11, 2026, the Company declared a dividend of $0.90 per share of common stock payable on June 4, 2026, to holders of record on May 26, 2026.